UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report & Final Results dated 22 February 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 22, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 22, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

22 February 2018

Barclays Bank PLC

Annual Report and Accounts 2017

UK Listing Authority submission

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays Bank PLC announces that its Annual Report 2017 will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

The document may also be accessed via Barclays PLC's website at home.barclays/investorrelations

Additional information

The following information is extracted from the Barclays Bank PLC Annual Report 2017 (page references are to pages in the Annual Report) which can be found at home.barclays/investorrelations and, when read in conjunction with the Barclays PLC Final Results announcement released on 22 February 2018 (full text below), constitutes the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays Bank PLC Annual Report 2017 in full.

Condensed Financial Statements and Responsibility Statement

More extensive disclosures are contained in the Barclays PLC Results Announcement for the period ended 31 December 2017, attached, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Basis of Preparation

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group's ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same except for the following differences: the holding company, Barclays PLC, certain hedging activity and following a restructure in November 2016, the Group Service Company transferring from Barclays Bank PLC to Barclays PLC.

Differences between Barclays PLC and Barclays Bank PLC results can be summarised as follows:

-        Balance Sheet asset size - Barclays PLC £1,133,248m, Barclays Bank PLC £1,129,343m
-        Income Statement profit before tax - Barclays PLC £3,541m, Barclays Bank PLC £3,166m

The differences occur primarily due to the following reasons:

●      Funding structures
●      Cash flow hedging
●      Group Service Company

More detail regarding the main differences is described below.

Funding structures	Barclays PLC	Barclays Bank PLC
	£m	£m
Preference shares	-	5,827
Other shareholders' equity	-	272
Non-controlling interests (NCI)	2,111	1

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and where still outstanding are presented as non-controlling interests in the financial statements of Barclays PLC Group.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Treasury shares	(28)	-

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders' equity.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Capital Redemption Reserve (CRR)	394	51

Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Loans and advances to banks	35,663	36,209
Subordinated liabilities	(23,826)	(24,193)

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs).  These both pay interest and principal to the holder unless the consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

●
In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

●
In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Cash flow hedging
	Barclays PLC £m	Barclays Bank PLC £m
Income Statement
Net interest income	9,845	9,748
Tax	(2,240)	(2,125)
Equity
Cash flow hedging reserve	1,161	184

Barclays PLC cash flow hedging reserve is larger than Barclays Bank PLC, as Barclays Bank PLC is no longer exposed to the same variable rate cash flows. This is as a direct result of anticipated bank ring fencing and transfer of assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC). There is also a difference in the income statement due to variance in income and tax due to cash flow hedging not included in Barclays Bank PLC.

Group Service Company
The ownership of Barclays Services Limited the Group Service Company was transferred in November 2016 contributing to the following key differences between Barclays PLC and Barclays Bank PLC.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Staff costs	(8,560)	(6,445)
Infrastructure costs	(2,949)	(2,068)
Administration and general expenses	(3,247)	(6,476)

Employees within the Group Service Company were reallocated from Barclays Bank PLC as part of the restructure. Therefore these staff costs are only shown in Barclays PLC. The Group Service Company recharges costs to Barclays Bank PLC leading to higher expenses. These are eliminated on consolidation in Barclays PLC.

	Barclays PLC	Barclays Bank PLC
	£m	£m
Goodwill and intangibles	7,849	4,885
Property, plant and equipment	2,572	1,519
Customer accounts	(429,121)	(429,426)
Debt securities in issue	(73,314)	(69,386)
Provisions	(3,543)	(3,302)

The difference is driven by Group Service Company balances reflected in Barclays PLC only, or in the case of customer accounts, intercompany balances between the Group Service Company and Barclays Bank PLC, which eliminate on consolidation in Barclays PLC.

Each of the Directors (the names of whom are set out below) confirm that:

■
to the best of their knowledge, the condensed consolidated financial statements, which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2017; and

■
to the best of their knowledge, the management information within this document includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2017.

Signed on behalf of the Board by

James E Staley Group Chief Executive	Tushar Morzaria Group Finance Director

Barclays Bank PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Sir Ian Cheshire
Mary Francis CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Matthew Lester
Dambisa Moyo
Diane Schueneman
Mike Turner CBE

Condensed Financial Statements

Condensed consolidated income statement
		Year ended	Year ended
		31.12.17	31.12.16
Continuing operations	Notes1	£m	£m
Net interest income		9,748	11,457
Net fee and commission income		6,874	6,836
Net trading income		3,387	2,795
Net investment income		859	1,324
Other income		69	57
Total income		20,937	22,469
Credit impairment charges and other provisions		(2,336)	(2,373)
Net operating income		18,601	20,096

Staff costs		(6,445)	(9,211)
Administration and general expenses2		(9,244)	(7,137)
Operating expenses		(15,689)	(16,348)
Profit on disposal of undertakings, share of results of associates and joint ventures		254	635
Profit before tax		3,166	4,383
Tax charge		(2,125)	(1,245)
Profit after tax in respect of continuing operations		1,041	3,138
(Loss)/profit after tax in respect of discontinued operation		(2,195)	591
(Loss)/profit after tax		(1,154)	3,729

Attributable to:
Ordinary equity holders of the parent		(1,937)	2,867
Other equity instrument holders3		639	457
Total equity holders		(1,298)	3,324
Non-controlling interests in respect of continuing operations	1	4	3
Non-controlling interests in respect of discontinued operation	1	140	402
(Loss)/profit after tax		(1,154)	3,729

1        For notes specific to Barclays Bank PLC see page 10 and for those that also relate to Barclays PLC see pages 47 to 54 in the Barclays PLC Results Announcement.
2       Administration and general expenses includes £2,068m (2016: £2,937m) infrastructure costs and £700m (2016: £1,000m) provision for UK customer redress.
3       The profit after tax attributable to other equity holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m).

Condensed consolidated statement of comprehensive income

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
(Loss)/profit after tax	(1,154)	3,729
Profit after tax in respect of continuing operations	1,041	3,138
(Loss)/profit after tax in respect of discontinued operation	(2,195)	591

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve	(1,310)	3,027
Available for sale reserve	429	(356)
Cash flow hedge reserve	(774)	199
Other	(7)	47
Other comprehensive (loss)/profit that may be recycled to profit or loss from continuing operations	(1,662)	2,917

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit re-measurements	53	(980)
Own credit	(11)	-
Other comprehensive income /(loss) not recycled to profit or loss from continuing operations	42	(980)

Other comprehensive (loss)/income from continuing operations	(1,620)	1,937

Other comprehensive income from discontinued operation	1,301	1,520

Total comprehensive (loss)/income:
Total comprehensive (loss)/income, net of tax from continuing operations	(579)	5,075
Total comprehensive (loss)/income, net of tax from discontinued operation	(894)	2,111
Total comprehensive (loss)/income	(1,473)	7,186

Attributable to:
Equity holders of the parent	(1,585)	5,947
Non-controlling interests	112	1,239
Total comprehensive (loss)/income for the period	(1,473)	7,186

Condensed consolidated balance sheet
		As at	As at
		31.12.17	31.12.16
Assets	Notes1	£m	£m
Cash and balances at central banks		171,036	102,328
Items in the course of collection from other banks		2,153	1,467
Trading portfolio assets		113,755	80,255
Financial assets designated at fair value		116,282	78,608
Derivative financial instruments		237,987	346,820
Financial Investments		58,963	63,365
Loans and advances to banks		36,209	43,634
Loans and advances to customers		365,553	392,783
Reverse repurchase agreements and other similar secured lending		12,546	13,454
Non-current assets classified as held for sale		1,193	71,454
Other assets		13,666	19,787
Total assets		1,129,343	1,213,955

Liabilities
Deposits from banks		37,906	48,214
Items in the course of collection due to other banks		446	636
Customer accounts		429,426	424,703
Trading portfolio liabilities		37,352	34,687
Financial liabilities designated at fair value		173,718	96,032
Derivative financial instruments		238,345	340,487
Debt securities in issue		69,386	75,369
Subordinated liabilities		24,193	23,871
Repurchase agreements and other similar secured borrowing		40,338	19,760
Liabilities included in disposal groups classified as held for sale		-	65,292
Other liabilities		12,499	13,949
Total liabilities		1,063,609	1,143,000

Equity
Called up share capital and share premium	3	14,453	14,462
Other equity instruments		8,982	6,486
Other reserves	4	3,808	4,295
Retained earnings		38,490	42,190
Total equity excluding non-controlling interests		65,733	67,433
Non-controlling interests	1	1	3,522
Total equity		65,734	70,955

Total liabilities and equity		1,129,343	1,213,955

1        For notes specific to Barclays Bank PLC see page 10 and for those that also relate to Barclays PLC see pages 47 to 54 in the Barclays PLC Results Announcement.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests1	Total equity
Year ended 31.12.17	£m	£m	£m	£m	£m	£m	£m
Balance at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955
Effects of changes in accounting policies	-	-	(175)	175	-	-	-
Balance at 1 January 2017	14,462	6,486	4,120	42,365	67,433	3,522	70,955
Profit after tax	-	639	-	398	1,037	4	1,041
Other comprehensive profit after tax for the period	-	-	(1,665)	46	(1,619)	(1)	(1,620)
Total comprehensive income net of tax from continuing operations	-	639	(1,665)	444	(582)	3	(579)
Total comprehensive income net of tax from discontinued operations	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	-	639	(333)	(1,891)	(1,585)	112	(1,473)
Issue and exchange of other equity instruments	-	2,496	-	-	2,496	-	2,496
Other equity instruments coupons paid	-	(639)	-	174	(465)	-	(465)
Redemption of preference shares	(9)	-	14	(1,343)	(1,338)	-	(1,338)
Equity settled share schemes				550	550	-	550
Vesting of Barclays PLC shares under share based payment schemes	-	-	-	(78)	(78)	-	(78)
Dividends on ordinary shares	-	-	-	(674)	(674)	(173)	(847)
Dividends on preference shares and other shareholders equity	-	-	-	(242)	(242)	-	(242)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,462)	(3,821)
Other reserve movements	-	-	7	(12)	(5)	2	(3)
Balance at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734

Year ended 31.12.16
Balance at 1 January 2016	14,472	5,350	933	43,350	64,105	1,914	66,019
Profit after tax	-	457	-	2,678	3,135	3	3,138
Other comprehensive profit after tax for the period	(17)	-	2,868	(916)	1,935	2	1,937
Total comprehensive income net of tax from continuing operations	(17)	457	2,868	1,762	5,070	5	5,075
Total comprehensive income net of tax from discontinued operations	-	-	694	183	877	1,234	2,111
Total comprehensive income for the year	(17)	457	3,562	1,945	5,947	1,239	7,186
Issue and exchange of equity instruments	-	1,136	-	-	1,136	-	1,136
Other equity instruments coupons paid	-	(457)	-	128	(329)	-	(329)
Redemption of preference shares	-	-	(199)	(1,378)	(1,577)	-	(1,577)
Equity settled share schemes				577	577		577
Vesting of Barclays PLC shares under share based payment schemes	-	-	-	(414)	(414)	-	(414)
Dividends on ordinary shares	-	-	-	(638)	(638)	(235)	(873)
Dividends on preference shares and other shareholders equity				(340)	(340)		(340)
Capital contribution from Barclays PLC	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Net equity impact of Group Service Company disposal	-	-	-	(806)	(806)		(806)
Other reserve movements	7	-	(1)	1	7	3	10
Balance at 31 December 2016	14,462	6,486	4,295	42,190	67,433	3,522	70,955

1        Details of called up share capital and non-controlling interests are shown on page 10.

Condensed consolidated cash flow statement
	Year Ended	Year Ended
	31.12.17	31.12.16
	£m	£m
Profit before tax	3,166	4,383
Adjustment for non-cash items	5,801	(16,377)
Changes in operating assets and liabilities	48,671	24,014
Corporate income tax paid	(672)	(742)
Net cash from operating activities	56,966	11,278
Net cash from investing activities	6,962	36,236
Net cash from financing activities	1,264	(1,011)
Net cash from discontinued operations	101	405
Effect of exchange rates on cash and cash equivalents	(4,773)	10,468
Net increase in cash and cash equivalents	60,520	57,376
Cash and cash equivalents at beginning of the period	143,932	86,556
Cash and cash equivalents at end of the period	204,452	143,932

1.         Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest
	Year Ended	Year Ended	As at	As at
	31.12.17	31.12.16	31.12.17	31.12.16
	£m	£m	£m	£m
Barclays Africa Group Limited	140	402	-	3,507
Other non-controlling interests	4	3	1	15
Total	144	405	1	3,522

2.         Dividends

	Year ended 31.12.17	Year ended 31.12.16
Dividends paid during the period	£m	£m
Ordinary shares	674	638
Preference shares	242	339
Total	916	977

3.         Called up share capital

Ordinary shares
At 31 December 2017 and 31 December 2016 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.

Preference shares
At 31 December 2017 the issued preference share capital of Barclays Bank PLC comprised 1,000 (2016: 1,000) Sterling Preference Shares of £1 each; 31,856 (2016: 31,856) Euro Preference Shares of €100 each; 58,133 (2016: 58,133) US Dollar Preference Shares of $100 each; and 106 million (2016: 161 million) US Dollar Preference Shares of $0.25 each.  In the first quarter of 2017, 55 million US Dollar Preference Shares of $0.25 each were redeemed. In the fourth quarter of 2017, 20,930 Sterling Preference Shares of £100 each were redeemed.

4.         Other equity instruments

Other equity instruments of £8,982m (2016: £6,486m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC. The increase was primarily due to two issuances of GBP AT1 securities (December 2016: one issuance of USD AT1 securities), with a principal amount of £2.5bn (December 2016: £1.1bn).

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Risk Review

Material existing and emerging risks to the Group's future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of the Group's strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those that have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect the Group's strategy and cause the same outcomes as detailed above regarding material risks. In addition, certain factors beyond the Group's control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on the Group.

The risks described below are material risks that senior management has identified with respect to the Group, which is defined as Barclays PLC and its consolidated subsidiaries (including the Barclays Bank PLC Group). In connection with the planned implementation in the first half of 2018 of ring-fencing certain of the Group's UK businesses, Barclays Bank PLC will transfer what are materially the assets and business of the Barclays UK division to another subsidiary of the Group, Barclays Bank UK PLC. Senior management expects that upon this transfer, the material risks with respect to the Barclays Bank PLC Group will be the same in all material respects as those risks with respect to the Group. For more information on certain risks senior management has identified with respect to the Barclays Bank PLC Group, see v) Certain potential consequences of ring-fencing to Barclays Bank PLC.

Material existing and emerging risks potentially impacting more than one Principal Risk

i)          Business conditions, general economy and geopolitical issues

The Group offers a broad range of services, including to retail, institutional and government customers, in a large number of countries. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where the Group is active, or in any systemically important economy, could adversely affect the Group's operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2017 a change in global economic conditions and the reversal of the improving trend may result in lower client activity of the Group and/or an increase of the Group's default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect the Group's performance and prospects.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world, such as the Korean Peninsula, the Middle East and Eastern Europe, are already acute and at risk of further deterioration, thus potentially increasing market uncertainties and adverse global economic and market conditions.

In the US, there is uncertainty around the policy platform of the administration which took office in 2017. There is the possibility of significant changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays portfolios. A significant proportion of the Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment.

Most major central banks have indicated that they expect prevailing loose monetary policies to tighten. Should 'normalisation' paths diverge substantially, flows of capital between countries could alter significantly, placing segments with sizeable foreign currency liabilities, in particular emerging markets, under pressure. In addition, possible divergence of monetary policies between major advanced economies risks triggering further financial market volatility (see also ii) Interest rate rises adversely impacting credit conditions, below).

In the UK, the vote in favour of leaving the EU (see iii) Process of UK withdrawal from the European Union, below) has given rise to political uncertainty with attendant consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages. In turn this may affect businesses dependent on consumers for revenue. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact value of real estate assets and adversely affect mortgage assets.

Sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is some concern around the ability of authorities to manage growth while transitioning from manufacturing towards services. Although the Chinese government's efforts to stably increase the weight of domestic demand have had some success, the pace of credit growth remains a concern, given the high level of leverage and despite regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom.

Deterioration in emerging markets could affect the Group if it results in higher impairment charges for the Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where the Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity, including demand for borrowing from creditworthy customers, or indirectly, a material adverse impact on GDP growth in significant markets and therefore on Group performance; (ii) higher levels of default rates and impairment; (iii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties (iv) reduced ability to obtain capital from other financial institutions for the Group operations; and (v) lower levels of fixed asset investment and productivity growth overall.

ii)         Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in the Group's main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact the Group's profitability, as retail and corporate business income may increase due to margin de-compression, future interest rate increases, if larger or more frequent than expectations,  could cause stress in the loan portfolio and underwriting activity of the Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non- investment grade lending.

Interest rates rising faster than expected could also have an adverse impact on the value of high quality liquid assets which are part of the Group Treasury function's investment activity that could consequently create more volatility through the Group's available for sale reserves than expected.

iii)        Process of UK withdrawal from the European Union

The uncertainty and increased market volatility following the UK's decision to leave the EU in 2019 is likely to continue until the exact nature of the future trading relationship with the EU becomes clear. The potential risks associated with an exit from the EU include:

■   Increased market risk with the impact on the value of trading book positions, mainly in Barclays International, expected to be driven predominantly by currency and interest rate volatility.

■  Potential for credit spread widening for UK institutions which could lead to reduced investor appetite for Barclays' debt securities, which could negatively impact the cost of and/or access to funding. Potential for continued market and interest rate volatility could affect the interest rate risk underlying, and potentially affect the value of the assets in the banking book, as well as securities held by Barclays for liquidity purposes.

■  Changes in the long-term outlook for UK interest rates which may adversely affect IAS 19 pension liabilities and the market value of equity investments funding those liabilities.

■  Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays' portfolios, particularly in Barclays UK, notably: higher Loan to Value mortgages, UK unsecured lending including credit cards and Commercial Real Estate exposures.

■  Changes to current EU "Passporting" rights which will likely require adjustments to the current model for the Group's cross-border banking operation which could increase operational complexity and/or costs.

■   The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK's future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays' access to the EU talent pool.

■  The legal framework within which Barclays operates could change and become more uncertain as the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector). Certainty of existing contracts, enforceability of legal obligations and uncertainty around the outcome of disputes may be affected until the impacts of the loss of the current jurisdictional arrangements between UK and EU courts and the universal enforceability of judgements across the EU (including the status of existing EU case law) are fully known.

iv)        Regulatory change agenda and impact on business model

The Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK's decision to withdraw from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

The most significant of the regulatory reforms affecting the Group in 2018 is the creation of the ring-fenced Bank under the Bank's structural reform programme (for more on Structural Reform, see Supervision and Regulation on page 204).

The implementation of these changes involves a number of risks which include:

■  The Group is restructuring its intra-group and external capital, funding and liquidity arrangements to meet regulatory requirements and support business needs. The changes will impact the sources of funding available to the different entities including their respective ability to access the capital markets. These changes may affect funding costs.

■  The changes to the Group structure may negatively impact the assessment made by credit rating agencies and creditors over time.

The risk profile and key risk drivers of the ring-fenced bank and the non ring-fenced bank will be specific to the activities and risk profile of each entity. As a result, different

Group entities such as Barclays Bank PLC may also be assessed differently in future which could result in differences in credit ratings. Changes to the credit assessment at the Group or individual entity level, including the potential for ratings downgrades and ratings differences across entities, could impact access and cost of certain sources of funding.

■   Implementation of ring-fencing introduces a number of execution risks. Technology change could result in outages or operational errors. Legal challenge to the ring-fence transfer scheme may delay the transfer of assets and liabilities to the ring-fenced bank. Delayed delivery could increase reputational risk or result in regulatory non-compliance.

■  There is a risk that Barclays does not meet regulatory requirements across the new structure. Failure to meet these requirements may have an adverse impact on the Group's profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends, credit ratings, and/or financial condition.

In addition to Structural Reform there are several other significant pieces of legislation/ areas of focus which will require significant management attention, cost and resource:

■  Changes in prudential requirements, including the proposals for amendment of the CRD IV and the BRRD (as part of the EU's risk reduction measures package) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set  by international, EU or national authorities from time to time. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure  (including with regard to issuance and deployment of capital, MREL and funding for the Group); changing the Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group's position. (See Treasury and capital risk on pages 164 to 190 and Supervision and Regulation on pages 197 to 204 for more information).

■  The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Reforms in this area are ongoing with further requirements expected to be implemented in the course of 2018. More broadly, the recast Markets in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework, and entails significant operational changes for market participants in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation which also came into force in January 2018 regulates the administration and use of benchmarks in the EU.  Compliance with this evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which the Group, notably Barclays International, operates.

Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on the Group's derivatives business. These and any future requirements, including the US SEC's regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business.

■  The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward- looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on the Group's or certain of its members' business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which the Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group, could result in the Group being required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, please see Supervision and Regulation on page 200.

■   The introduction and implementation of both PSD2 and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order (together "Open Banking") from January 2018 is anticipated to transform the traditional UK banking model and conventional relationship between a customer and their bank. It will do this by providing customers with the ability to share their transactional data with authorised third party service providers either for aggregation or payment services. It is anticipated that these aggregation or payment services will be offered by third parties to Barclays customers.

Members of the Barclays Group will be able to offer these same services to customers of other banks. A failure to comply with Open Banking requirements could expose Barclays to regulatory sanction, potential financial loss and reputational detriment. While Open Banking will affect the Group as a whole, the impact is likely to be particularly relevant for Barclays UK.

v)         Certain potential consequences of ring-fencing to Barclays Bank PLC

In connection with the planned implementation in the first half of 2018 of ring-fencing certain of the Group's UK businesses, Barclays Bank PLC will transfer what are materially the assets and business of the Barclays UK division to another subsidiary of the Group, Barclays Bank UK PLC. Senior management expects that upon this transfer, the material risks with respect to the Barclays Bank PLC Group will be the same in all material respects as those risks with respect to the Group. However, senior management has identified certain potential differences in risks with respect to the Barclays Bank PLC Group as compared to risks to the Group.

The transfer of the assets and liabilities of the Barclays UK division from Barclays Bank PLC will mean that the Barclays Bank PLC Group will be less diversified than the Group as a whole. Barclays Bank PLC will not be the parent of Barclays Bank UK PLC and thus will not have recourse to the assets of Barclays Bank UK PLC. Relative to the Group, the Barclays Bank PLC Group will be, among other things:

■  more focused on businesses outside the UK, particularly in the US, and thus more exposed to the US economy and more affected by movements in the US dollar (and other non-sterling currencies) relative to sterling, with a relatively larger portion of its business exposed to US regulation;

■  more focused on wholesale businesses, such as corporate and investment banking and capital markets, which expose Barclays Bank PLC Group to a broader range of market conditions and to counterparty and operational risks and thus the financial performance of Barclays Bank PLC may be subject to greater fluctuations relative to that of the Group as a whole or that of the ring-fenced bank;

■  more dependent on wholesale funding sources, as the UK retail deposit base will be transferred to the ring-fenced bank. The UK retail mortgage assets will also be transferred to the ring-fenced bank, which reduces Barclays Bank PLC's access to funding sources reliant on residential mortgage collateral. The Barclays Bank PLC Group may therefore experience more difficult financing conditions and/or higher costs of funding including in situations of stress. As a result of the implementation of ring-fencing, different Group entities, such as Barclays Bank PLC, may be assessed differently by credit rating agencies, which may result in different, and possibly more negative, assessments of Barclays Bank PLC's credit and thus in lower credit ratings than the credit ratings of the Group, which in turn could adversely affect the sources and costs of funding for Barclays Bank PLC; and

■   potentially subject to different regulatory obligations, including different liquidity requirements and capital buffers.

As a result of any or all of the foregoing, implementation of ring-fencing may adversely affect the market value and/or liquidity of securities issued by Barclays Bank PLC.

Material existing and emerging risks impacting individual Principal Risks

i)          Credit risk

a)         Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in higher impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than is the case under IAS 39 and, as a result, will have a material impact on the Group's financial condition. Measurement involves increased complex judgement and impairment charges will tend to be more volatile. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. The capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios. In addition, the move from incurred to expected credit losses has the potential to impact the Group's performance under stressed economic conditions or regulatory stress tests. For more information please refer to Note 1 on pages 241 to 246.

b)         Specific sectors

The Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Group's portfolio which could have a material impact on performance.

 ■   UK real estate market. With UK property representing a significant portion of the overall UK Corporate and Retail credit exposure, the Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK.

Strong house price growth in London and the South East of the UK, fuelled by foreign investment, strong buy-to-let (BTL) demand and subdued housing supply, has resulted  in affordability metrics becoming stretched. Average house prices as at the end of 2017 were more than 5.6 times average earnings.

■  Large single name losses. The Group has large individual exposures to single name counterparties both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results due to, for example, increased credit losses and higher impairment charges.

■   Leverage finance underwriting. The Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group, mainly through Barclays International, or an increased capital requirement should there be a need to hold the exposure for an extended period.

ii)         Market risk

Market volatility

Elevated market volatility, which can be triggered and/or aggravated by disappointment in economic data, divergent monetary policies, political uncertainty or conflicts, would likely entail a significant deflation of assets which in turn may put under strain counterparties and have knock-on effects on the bank.

In addition, the Group's trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Group's ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

 iii)       Treasury and capital risk

The Group may not be able to achieve its business plans due to, among other things: a) being unable to maintain appropriate capital ratios; b) being unable to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; f ) non-traded market risk/ interest rate risk in the banking book.

a)         Inability to maintain prudential ratios and other regulatory requirements

Inability to maintain appropriate prudential ratios could lead to: an inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of  funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group's capital or leverage position.

b)         Inability to manage liquidity and funding risk effectively

Inability to manage liquidity and funding risk effectively may result in the Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day-to-day banking activities (including meeting deposit withdrawals or funding new loans) or no longer be a going concern.

The stability of the Group's current funding profile, in particular that part which is based on accounts and savings deposits payable on demand or at short notice, could be affected by the Group failing to preserve the current level of customer and investor confidence. The Group also regularly accesses the capital markets to provide long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/ or customers in the Group, can affect the ability of the Group to access the capital markets and/ or the cost and other terms upon which the Group is able to obtain market funding.

c)         Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase the Group's borrowing costs, credit spreads and materially adversely affect the Group's interest margins and liquidity position which may, as a result, significantly diverge from current expectations. Such adverse changes would also have a negative impact on the Group's overall performance.

 d)        Adverse changes in FX rates impacting capital ratios

The Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements, and any failure to appropriately manage the Group's balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

e)         Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in a pension deficit which, depending on the specific circumstance, may require the Group to make substantial  additional contributions to its pension plans. The liabilities discount rate is a key driver and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both UK sovereign gilt yields and corporate credit spreads.

Therefore, the valuation of the Group's defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund, as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f)          Non-traded market risk/interest rate risk in the banking book

A liquidity buffer investment return shortfall could increase the Bank's cost of funds and impact the capital ratios. The Bank's structural hedge programmes for interest rate risk in the banking book rely heavily on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv)       Operational risk

a)         Cyber threat

The frequency of cyber attacks continues to grow on an annual basis and is a global threat which is inherent across all industries, including the financial sector. As the financial sector remains a primary target for cyber criminals, 2017 saw a number of highly publicised attacks involving ransomware, theft of intellectual property, customer data and service unavailability across a wide range of organisations.

The cyber threat increases the inherent risk to the availability of the Group's services and to the Group's data (whether it is held by the Group or in its supply chain), to the integrity of financial transactions of the Group, its clients, counterparties and customers. Failure to adequately manage this threat and to continually evolve enterprise security and provide an active cyber security response capability could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability, reduction in shareholder value and reputational damage.

b)         Service resilience

Loss of or disruption to the Group's business processing, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers, represents a material inherent risk theme for the Group.

Building resilience into business processes and into the services of technology, real estate and suppliers on which those processes depend can reduce disruption to the Group's business activities or avoid it altogether. Failure to do so may result in significant customer detriment, cost to reimburse losses incurred by our customers, potential regulatory censure or penalty, and reputational damage.

c)         Outsourcing

The Group depends on suppliers for the provision of many of its services and the development of future technology driven product propositions, though the Group continues to be accountable for risk arising  from the actions of such suppliers. Failure to monitor and control the Group's suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required.

The dependency on suppliers and sub- contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to the Group, especially for those individual businesses within the Group to which many services are provided centrally by the newly established Group Service Company.

Failure to adequately manage outsourcing risk through control environments which remain robust to ever changing threats and challenges could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability and reputational damage.

d)         Operational precision and payments

The risk of material errors in operational processes, including payments, are exacerbated during the present period of significant levels of structural and regulatory change, the evolving technology landscape, and a transition to digital channel capabilities.

Material operational or payment errors could disadvantage the Group's customers, clients or counterparties and could result in regulatory censure and penalties, legal liability, reputational damage and financial loss by the bank.

e)         New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third party companies. Introducing new forms of technology has the potential to increase inherent risk.

Failure to closely monitor risk exposure could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

f)          Fraud

Fraud is a constantly evolving risk to the Group. This is exacerbated during periods of significant change, including the digitisation of products, which carry higher levels of inherent risk. As the Group continues to invest in new and upgraded fraud systems, criminals continually adapt and become ever more sophisticated in their approach. Risks from social engineering and attempts to trick customers into authorising payments also continue to grow and increasing regulatory focus is placing more responsibility on the industry to protect consumers.

In addition, internal fraud arising from areas such as failure of the Group's trading controls could result in high profile material losses together with regulatory censure / penalties and significant reputational damage.

g)         Ability to hire and retain appropriately qualified employees

The Group has resource requirements to support existing revenue streams, moves into new business models and to deliver complex multi-year regulatory commitments and mandatory change. These commitments require diversified and specialist skilled colleagues and Barclays' ability to attract, develop and retain such a diverse mix of talent  is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors. External regulation such as the introduction of the Individual Accountability Regime and the required deferral and clawback provisions of our compensation arrangements may make Barclays a less attractive proposition relative to both our international competitors and other industries. Similarly, the impact of exit of the UK from the EU, in March 2019 (see Process of UK withdrawal from the European Union on pages 121 and 122), could potentially have a more immediate impact on our ability to hire and retain key employees.

Failure to attract or prevent the departure of appropriately qualified and skilled employees who are dedicated to overseeing and managing current and future regulatory standards and expectations, or who have the necessary diversified skills required to deliver the Group strategy, could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

 h)        Tax risk

The Group is required to comply with the domestic and international tax laws and  practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased the Group's tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase the Group's tax compliance burden further.

i)          Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters.  There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to the Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group.

j)          Data management & information protection

The Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes the Bank to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy below), data integrity issues and could result in regulatory censure, legal liability and reputational damage.

v)         Model risk

Enhanced model risk management requirements

Barclays relies on models to support a broad range of business and risk management activities, including informing business  decisions and strategies, measuring and limiting risk, valuing exposures (including the  calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in the Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi)        Conduct risk

There is the risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a)         Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third party sales channels and post sales services could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b)         Financial crime

The Group may be adversely affected if it fails to effectively mitigate the risk that its employees or third parties facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing, bribery and corruption and sanctions evasion). A major focus of US and UK government policy relating to financial institutions continues to be combating money laundering and enforcing compliance with US and EU economic sanctions. The failure to comply with such regulations may result in enforcement actions by the regulators and in the imposition of severe penalties, with a consequential impact on the Group's reputation and financial results.

c)         Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the new EU Data Protection Regulation may be substantial.

 d)        Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistleblowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and the firm.

vii)       Reputation risk

Barclays' association with sensitive sectors and its impact on reputation

A risk arising in one business area can have an adverse effect upon Barclays' overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in the Group's integrity and competence, has the potential to give rise to reputation risk for Barclays and may result in loss of business, regulatory censure and missed business opportunity.

Barclays' association with sensitive sectors is an area of concern for stakeholders and the following topics are of regular interest:

■  Disclosure of climate risks and opportunities, including the activities of certain sections of the client base. This is becoming the subject of increased scrutiny from regulators, NGOs and other stakeholders.

■   The risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers.

■   The manufacture and export of military and riot control goods and services by clients and customers.

viii)      Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect the Group's results, reputation and ability to conduct its business. Legal outcomes can arise as a consequence of legal risk or because of past and future actions, behaviours and business decisions as a result of other Principal Risks.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years, authorities have increasingly investigated past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. This trend is expected to continue. A breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates, particularly in the UK and the US. Where clients, customers or other third parties are harmed by the Group's conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between the  Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group's rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 29. In addition to matters specifically described in Note 29, the Group is engaged in various other legal proceedings in the UK and US and a number of other overseas jurisdictions which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in Note 29 on an ongoing basis.

The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, in connection with such matters the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group's reputation; loss of confidence by investors, counterparties, clients and or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

In January 2017, Barclays PLC was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the DOJ. During the term of probation Barclays PLC must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of breaching the plea agreement include the imposition of additional terms and conditions on the Group, an extension of the agreement, or the criminal prosecution of Group entities, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on the Group's business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

Related party transactions and Directors' remuneration (Note 41)

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes.

(i) The Group

Parent company

The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Subsidiaries

Transactions between Barclays Bank PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group Financial Statements. A list of the Group's principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group's investments in associates and joint ventures is set out in Note 38.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows

	Parent £m	Fellow subsidiaries £m	Associates £m	Joint Ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2017
Income / (expense)	(996)	(4,008)	(20)	38	4
Impairment releases	-	-	2	-	-
Total assets	716	163	2	1,048	2
Total liabilities	24,205	1,015	75	2	162
For the year ended and as at 31 December 2016
Income / (expense)	(60)	(354)	(20)	7	4
Impairment charges	-	-	(13)	-	-
Total assets	801	1,265	72	2,244	-
Total liabilities (a)	19,470	2,313	94	95	260

Note
(a) The comparative for liabilities with the Parent company has been restated. This is to reflect funding provided by Barclays PLC which was not treated as a related party transaction in the prior year. The impact on Total liabilities is an increase from £0.8bn to £19.5bn.

Guarantees, pledges or commitments given in respect of these transactions in the year were £27m (2016: £940m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £3m (2016: £3m).

In September 2017, the Group transferred all brand related Intellectual property (IP) to the parent, Barclays PLC under Brand Master Assignment Agreements.

Barclays PLC then granted two exclusive licences to Barclays Bank PLC to use and exploit the brand IP related to Barclays International (BI) and Barclays UK (BUK) activities. Barclays Bank PLC then entered into sub-licence agreements with its subsidiaries where relevant to allow use of the BI and BUK brand IP. No royalties will be payable under the terms of these licences and sub-licenses.

Subsidiaries

Details of principal subsidiaries are shown in Note 36.

The Bank provides certain banking and financial services to subsidiaries as well  as a number of normal current and interest bearing cash accounts to the Group pension funds (principally the UK Retirement Fund) in order to facilitate the day-to-day financial administration of the funds. Group companies also provide investment management and custodian services.

Amounts included in the Bank's financial statements, in aggregate, by category of related party entity are as follows:

	Parent £m	Subsidiaries £m	Fellow subsidiaries £m	Associates £m	Joint Ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2017
Total assets	716	148,542	159	2	1,048	2
Total liabilities	24,205	123,795	969	75	2	162
For the year ended and as at 31 December 2016
Total assets	1,501	202,451	1,265	72	2,244	-
Total liabilities (a)	19,470	178,077	2,232	94	95	260

Note
(a) The comparative for liabilities with the Parent company has been restated. This is to reflect funding provided by Barclays PLC which was not treated as a related party transaction in the prior year. The impact on Total liabilities is an increase from £1.6bn to £19.5bn.

It is the normal practice of the Bank to provide its subsidiaries with support and assistance by way of guarantees, indemnities, letters of comfort and commitments, as may be appropriate, with a view to enabling them to meet their obligations and to maintain their good standing, including commitment of capital and facilities. For dividends paid to Barclays PLC refer to Note 11.

Key Management Personnel

The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors of Barclays Bank PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding

	2017 £m	2016 £m
As at 1 January	9.2	9.8
Loans issued during the year	0.5	0.6
Loan repayments during the year/change of key management personnel	(4.9)	(1.2)
As at 31 December	4.8	9.2

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding

	2017 £m	2016 £m
As at 1 January	7.3	116.5
Deposits received during the year	25.7	18.9
Deposits repaid during the year/change of key management personnel	(26.1)	(128.1)
As at 31 December	6.9	7.3

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2017 were £0.3m (2016: £0.2m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 93 to 116. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2017 £m	2016 £m
Salaries and other short-term benefits	33.9	32.2
Pension costs	0.1	0.2
Other long-term benefits	18.4	11.0
Share-based payments	26.8	21.9
Employer social security charges on emoluments	9.6	6.2
Costs recognised for accounting purposes	88.8	71.5
Employer social security charges on emoluments	(9.6)	(6.2)
Other long-term benefits - difference between awards granted and costs recognised	(9.8)	(2.5)
Share-based payments - difference between awards granted and costs recognised	(11.7)	(8.9)
Total remuneration awarded	57.7	53.9

Disclosure required by the Companies Act 2006

The following information regarding Directors is presented in accordance with the Companies Act 2006:

	2017 £m	2016 £m
Aggregate emoluments (a) Amounts paid under LTIPs (b)	8.5 1.1	8.1 -
	9.6	8.1
Notes
(a) The aggregate emoluments include amounts paid for the 2017 year. In addition, deferred share awards for 2017 will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £1m (2016: £1.4m).
(b)  The figure above for "Amounts paid under LTIPs" relates to an LTIP award that was released to Tushar Morzaria in 2017. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors' 2017 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2018 in respect of the 2015-2017 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2016: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2017, there were no Directors accruing benefits under a defined benefit scheme (2016: nil).

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2017 to persons who served as Directors during the year was £0.2m (2016: £0.2m). The total value of guarantees entered into on behalf of Directors during 2017 was £nil (2016: £nil).

Directors' Responsibilities Statement (Corporate Governance Code)

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic Report, Directors' Report, and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out in the Barclays Bank  PLC Annual Report, confirm to the best of their knowledge that:

(a)
The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b)
The management report incorporated into the Directors' Report of the Barclays Bank PLC Annual Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro
Company Secretary
21 February 2018

Barclays Bank PLC
Registered in England, Company no: 1026167
Forward looking Statement

This announcement may contain certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which will be available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC
Results Announcement

31 December 2017
Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-3
Group Chief Executive Officer's Review	4
Group Finance Director's Review	5-7
Results by Business
● Barclays UK	8-10
● Barclays International	11-13
● Head Office	14
Barclays Non-Core Results	15
Discontinued Operation Results	16
Quarterly Results Summary	17
Quarterly Results by Business	18-21
Performance Management
● Margins and Balances	22
● Remuneration	23-24
Risk Management
● Overview	25
● Credit Risk	26-28
● Treasury and Capital Risk	29-40
Statement of Directors' Responsibilities	41
Condensed Consolidated Financial Statements	42-46
Financial Statement Notes	47-54
Appendix: Non-IFRS Performance Measures	55-57
Shareholder Information	58

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2017 to the corresponding twelve months of 2016 and balance sheet analysis as at 31 December 2017 with comparatives relating to 31 December 2016. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 21 February 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which includes certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website at home.barclays/results and from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 55-57 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which will be available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Transatlantic Consumer and Wholesale Bank with Global Reach

Significant strategic progress was made in 2017, as profit before tax improved and the CET1 ratio strengthened further, enabling a reset of the dividend in 2018 and enhanced focus on driving improved returns

● Returns:
●  Group profit before tax increased 10% to £3.5bn. The attributable loss of £1.9bn (2016: profit of £1.6bn) and Return on Tangible Equity (RoTE) of negative 3.6% (2016: positive 3.6%) included:
-     litigation and conduct of £1.2bn, including charges for Payment Protection Insurance (PPI) of £0.7bn,
-     losses related to the sell down of Barclays Africa Group Limited (BAGL) of £2.5bn, and
-     a one-off net tax charge of £0.9bn due to the re-measurement of US deferred tax assets (DTAs) in Q417
●  Group RoTE, excluding the material items listed above, was 5.6%
●  Group RoTE target, excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020, based on a Group Common Equity Tier 1 (CET1) ratio of c.13%

● Cost efficiency:
●  Group operating expenses were £15.5bn (2016: £16.3bn), including litigation and conduct charges of £1.2bn (2016: £1.4bn), resulting in a cost: income ratio of 73% (2016: 76%)
●  Excluding litigation and conduct charges, Group operating expenses were £14.2bn, in line with 2017 guidance
●  Guidance for Group operating expenses of £13.6-13.9bn in 2019, excluding litigation and conduct

● Capital and dividends:
●  CET1 ratio increased to 13.3% (December 2016: 12.4%), within the end-state target range of c.13%
●  Improvement driven by organic capital generation from continuing operations, and the benefit of the proportional consolidation of BAGL and the rundown of Non-Core, partially offset by adverse movements in reserves and the net impact of the re-measurement of US DTAs
●  Declared dividend of 3.0p per share for 2017 and the intention to pay 6.5p in 2018

●
Group profit before tax increased 10% to £3,541m driven by positive operating jaws as operating expenses reduced 5%, primarily reflecting lower Non-Core related costs. Income decreased 2%, primarily driven by lower revenue in Barclays International and Head Office, whilst impairment was broadly stable

-
Barclays UK profit before tax increased to £1,747m (2016: £1,738m) reflecting 2% lower income, a 13% reduction in impairment and a cost: income ratio of 66% (2016: 65%), including charges for PPI of £700m (2016: £1,000m)

-
Barclays International profit before tax declined to £3,275m (2016: £4,211m) driven by a 4% decrease in income, largely as a result of weak market conditions impacting the Corporate and Investment Bank (CIB) in H217, while operating expenses increased 4% and credit impairment charges increased 11%

●	Group attributable loss of £1,922m (2016: profit of £1,623m) included losses of £2,525m related to the sell down of BAGL and the one-off net tax charge of £901m due to the re-measurement of US DTAs
●
Group basic loss per share was 10.3p (2016: earnings per share of 10.4p). Excluding litigation and conduct, losses related to the sell down of BAGL and the net charge due to the re-measurement of US DTAs, earnings per share was 16.2p

●
Tangible net asset value per share decreased to 276p (December 2016: 290p) as profit before tax was more than offset by the net impact of the re-measurement of US DTAs in Q417 and adverse movements across reserves

Barclays Group results
for the year ended	31.12.17	31.12.16
	£m	£m	% Change
Total income	21,076	21,451	(2)
Credit impairment charges and other provisions	(2,336)	(2,373)	2
Net operating income	18,740	19,078	(2)
Operating expenses excluding UK bank levy and litigation and conduct	(13,884)	(14,565)	5
UK bank levy	(365)	(410)	11
Litigation and conduct	(1,207)	(1,363)	11
Operating expenses	(15,456)	(16,338)	5
Other net income	257	490	(48)
Profit before tax	3,541	3,230	10
Tax charge	(2,240)	(993)
Profit after tax in respect of continuing operations	1,301	2,237	(42)
(Loss)/profit after tax in respect of discontinued operation	(2,195)	591
Non-controlling interests in respect of continuing operations	(249)	(346)	28
Non-controlling interests in respect of discontinued operation	(140)	(402)	65
Other equity instrument holders1	(639)	(457)	(40)
Attributable (loss)/profit	(1,922)	1,623

Performance measures
Return on average tangible shareholders' equity1	(3.6%)	3.6%
Average tangible shareholders' equity (£bn)	48.9	48.7
Cost: income ratio	73%	76%
Loan loss rate (bps)	57	53

Basic (loss)/earnings per share1	(10.3p)	10.4p
Basic earnings per share in respect of continuing operations1	3.5p	9.3p
Dividend per share	3.0p	3.0p

Balance sheet and capital management
Tangible net asset value per share	276p	290p
Common equity tier 1 ratio	13.3%	12.4%
Common equity tier 1 capital (£bn)	41.6	45.2
Risk weighted assets (£bn)	313	366
Average UK leverage ratio2	4.9%	4.5%
Average fully loaded tier 1 capital2 (£bn)	51.2	51.6
Average UK leverage exposure2 (£bn)	1,045	1,137

Funding and liquidity
Group liquidity pool (£bn)	220	165
CRD IV liquidity coverage ratio	154%	131%
Loan: deposit ratio3	80%	89%

1
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

2	The average UK leverage ratio uses capital and exposure measures based on the last day of each month in the quarter; additionally the average exposure measure excludes qualifying central bank claims.
3
Loan: deposit ratio excludes Head Office and investment banking balances other than interest earning lending. Comparative has been restated to include interest earning lending balances within the investment banking business.

Group Chief Executive Officer's Review

"2017 was a year of considerable strategic progress for Barclays. The sell down of our shareholding in Barclays Africa, closure of our Non-Core unit, the establishment of our Service Company, and the creation of our UK ring-fenced bank, mean that, in terms of size and structure, we are now the diversified Transatlantic Consumer and Wholesale bank we set out in our strategy in March 2016.

We have a portfolio of profitable businesses, producing significant earnings, and have plans and investments in place to grow those earnings over time.

We have already started to see some of the benefits of our work in 2017. Group profit before tax increased 10% year-on-year as a result of our team's focus on execution. Barclays UK navigated the year well, reaching a digital banking milestone with our ten millionth customer. Within Barclays International, we increased Banking fee share in our Corporate and Investment Bank in 2017, and our Consumer, Cards and Payments business continued to produce very strong income while managing risk effectively.

Although we are only seven weeks into the first quarter, and it is too early to offer formal guidance, we are pleased with the start to the year, and in particular in the markets businesses in CIB, where income is tracking above the level for the corresponding period in 2017 in dollars, and also in sterling, despite the weaker dollar we are currently experiencing.

Critically, as we have carried out the work to reshape the business, we have continued to generate capital organically. Our CET1 ratio today stands at 13.3%, comfortably within our end-state target range.

While we still have a number of legacy conduct issues to address, I am confident in the capacity of this business to generate excess capital going forward, and it remains our intention over time to return a greater proportion of that excess capital to shareholders through dividends, and other means of capital distribution, including share buybacks.

As a first demonstration of that intent, we are pleased to be able to announce today the restoration of the dividend to six and a half pence for 2018."

James E Staley, Group Chief Executive Officer

Group Finance Director's Review

Financial performance in 2017 was encouraging, with increased profit before tax, a reduced cost: income ratio and strong capital ratio progression. Significant progress was also made on strategic objectives in the year, with the closure of Barclays Non-Core and the sale of a stake in, and consequent accounting deconsolidation of, BAGL. New Group returns targets were set: to achieve RoTE of greater than 9% in 2019 and greater than 10% in 2020, excluding litigation and conduct, based on a CET1 ratio of c.13%. The 2017 financial results provide a firm platform on which to build towards these.

Following the closure of Barclays Non-Core on 1 July 2017, Group results for 2017 included a Barclays Non-Core loss before tax for the six months ended 30 June 2017 of £647m, compared to a loss before tax of £2,786m for the full year in 2016. From 1 July 2017, residual Barclays Non-Core assets and liabilities were reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office.

Group performance

●
Profit before tax increased 10% to £3,541m driven by a 5% reduction in operating expenses, partially offset by a 2% reduction in income and lower other net income. Results were impacted by the appreciation of average USD and EUR against GBP of 5% and 7% respectively, compared to 2016, which positively impacted income and adversely affected impairment and operating expenses

●
Total income decreased to £21,076m (2016: £21,451m) reflecting a £613m decrease in Barclays International and a £262m reduction in Head Office, partially offset by a reduction in losses related to Non-Core

●
Credit impairment charges were broadly stable at £2,336m (2016: £2,373m) and reflected a charge of £168m in 2017 relating to deferred consideration from an asset sale in US Cards and the non-recurrence of a £320m charge in 2016 following the management review of the UK and US cards portfolio impairment modelling. Impairment increased in Barclays International driven by an increase in underlying delinquency trends and business growth in US Cards. The Group loan loss rate increased 4bps to 57bps

●	Operating expenses reduced 5% to £15,456m driven primarily by lower Non-Core related operating expenses. The cost: income ratio reduced to 73% (2016: 76%)
●	Other net income of £257m (2016: £490m) primarily reflected a gain of £109m on the sale of Barclays' share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan
●
Profit after tax in respect of continuing operations was £1,301m (2016: £2,237m). The tax charge of £2,240m included a one-off tax charge of £1,177m due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act, partially offset by an unrelated £276m increase in US DTAs due to a re-measurement of Barclays Bank PLC's (BBPLC) US branch DTAs

●
Loss after tax in respect of the Africa Banking discontinued operation of £2,195m included a £1,090m impairment of Barclays' holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL's issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation

●
RoTE was negative 3.6% (2016: positive 3.6%) and basic loss per share was 10.3p (2016: earnings per share of 10.4p). Excluding litigation and conduct, losses related to the sell down of BAGL and the one-off net charge due to the re-measurement of US DTAs, RoTE was 5.6% and earnings per share was 16.2p

●	Refer to pages 8-14 for further detail on Results by Business

Group capital and leverage

●	The fully loaded CET1 ratio increased to 13.3% (December 2016: 12.4%) principally due to a reduction in risk weighted assets (RWAs) of £52.6bn to £313.0bn. CET1 capital decreased £3.6bn to £41.6bn
-
The sell down of Barclays' holding in BAGL to 14.9%, resulting in regulatory proportional consolidation, increased the CET1 ratio by c.60bps with a £31.1bn reduction in RWAs, offset by a £1.8bn reduction due to BAGL minority interests no longer being included in CET1 capital

-
Losses in respect of the discontinued operation due to the impairment of Barclays' holding in BAGL allocated to goodwill, and the recycling of the BAGL currency translation reserve losses to the income statement, had no impact on CET1

	-	The CET1 ratio increased by a further c.50bps as a result of other RWA reductions, excluding the impact of foreign currency movements, including reductions in Non-Core
-
Excluding the impacts of BAGL and foreign currency movements, CET1 capital decreased further, as profits relating to continuing operations, after absorbing the net impact of the re-measurement of US DTAs, were offset by the redemption of USD preference shares and the payment of pension deficit reduction contributions in the year

●
The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of additional tier 1 (AT1) securities, the reduction in Non-Core related exposures and due to regulatory proportional consolidation of BAGL

●
Tangible net asset value per share decreased to 276p (December 2016: 290p) as profit before tax was more than offset by the net impact of the re-measurement of US DTAs in Q417 and adverse movements across reserves

Group funding and liquidity

●
The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £220bn (December 2016: £165bn) reflecting the approach of holding a conservative liquidity position and through net deposit growth, the unwind of legacy Non-Core portfolios, money market borrowing and drawdown from the Bank of England Term Funding Scheme. The liquidity coverage ratio (LCR) increased to 154% (December 2016: 131%), equivalent to a surplus of £75bn (December 2016: £39bn) to 100%

●
Wholesale funding outstanding excluding repurchase agreements was £157bn (December 2016: £158bn). The Group issued £11.5bn equivalent of capital and term senior unsecured debt from Barclays PLC (the Parent company) of which £6.1bn was in public senior unsecured debt and £5.4bn in capital instruments. In the same period, £6.1bn of BBPLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Other matters

●
On 1 June 2017, Barclays sold 286 million ordinary shares of BAGL, representing 33.7% of BAGL's issued share capital. The sale resulted in the accounting deconsolidation of BAGL from the Barclays Group. Following the sale, BAGL was no longer reported as a discontinued operation, with the retained investment accounted for as an Available for Sale (AFS) asset in Barclays' financial statements. The contribution of a further 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme in Q317 resulted in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital. For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis

●
Barclays' measurement of its US DTAs reduced £0.9bn in Q417, as a £1.2bn decrease as result of the US Tax Cuts and Jobs Act, enacted on 22 December 2017, was partially offset by an unrelated £0.3bn increase due to a re-measurement of BBPLC's US branch DTAs, as a result of BBPLC making a tax election in the period to exclude the future profits and losses of its overseas branches from UK taxation. The net reduction in the measurement of US DTAs resulted in a one-off net charge of £0.9bn to Group profit after tax, a c.20bps reduction to the Group CET1 ratio and a decrease in tangible net asset value of 5p per share

●
Additional charges of £700m (2016: £1,000m) relating to PPI were recognised in Q217. The remaining PPI provision as at 31 December 2017 was £1.6bn (December 2016: £2.0bn). Management views its current PPI provision as appropriate, however, will continue to closely monitor complaint trends and the associated provision adequacy

●	A provision of £240m in respect of Foreign Exchange matters was recognised in Q417
●
In June 2017, the Serious Fraud Office (SFO) brought certain charges against Barclays PLC in relation to matters that arose in the context of Barclays' capital raisings in 2008. Further to that development, in February 2018, the SFO has also charged BBPLC in respect of this matter

●	Certain legal proceedings and investigations relating to legacy issues remain outstanding. Resolving outstanding legacy issues in an appropriate timeframe and manner will continue to be a priority

IFRS 9 Financial Instruments1

●
IFRS 9 Financial Instruments is effective for periods beginning on or after 1 January 2018. Barclays' estimated IFRS 9 impact is a decrease in shareholders' equity of approximately £2.2bn post-tax. The estimated reduction in shareholders' equity equates to a decrease in tangible net asset value of approximately 13p per share

●
The Group's CET1 ratio will be impacted by IFRS 9 primarily from an increase in credit impairment provisions net of tax, offset by a reduction in the regulatory deduction where expected loss is greater than impairment

●
As at 1 January 2018, the expected fully loaded CET1 ratio impact without transitional arrangements would be an estimated reduction of approximately 34bps. The Group intends to use transitional arrangements, under which the impact is negligible as at 1 January 2018 and is expected to remain immaterial during 2018

1	Note:
-
The estimated decrease in shareholders' equity includes the impact of both balance sheet classification and measurement changes, and the increase to credit impairment provisions compared to those at 31 December 2017 under IAS 39.

-
This impact assessment has been estimated under an interim control environment with models that continue to undergo validation. The implementation of the comprehensive end state control environment will continue as Barclays introduces business-as-usual controls throughout 2018.

Structural reform

●
Barclays' plans for UK ring-fencing remain on track. The relevant court processes began in November 2017 with the Sanction Hearing to be held on 26 and 27 February 2018 at which the Court will be requested to sanction Barclays' ring-fencing transfer scheme. We intend to complete the reorganisation and establish the UK ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation

●
Barclays Services Limited (the "Group Service Company") was established in September 2017 as a direct subsidiary of Barclays PLC to deliver operational continuity and to drive operational efficiencies across the Group

●	Illustrative, unaudited pro-forma financials for Barclays Bank UK PLC (BBUKPLC) and BBPLC will be available at home.barclays/annualreport

Dividends

●	A final dividend for 2017 of 2.0p per share will be paid on 5 April 2018, resulting in a total 3.0p dividend per share for the year
●
Barclays understands the importance of the ordinary dividend for our shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay an annual ordinary dividend that takes into account these objectives and the medium-term earnings outlook of the Group. It is also the Board's intention to supplement the ordinary dividends with additional returns to shareholders as and when appropriate

●	For 2018, Barclays anticipates resuming a total cash dividend of 6.5p per share, subject to regulatory approvals

Outlook and financial targets

●	The Group is targeting RoTE, excluding litigation and conduct, of greater than 9% in 2019 and greater than 10% in 2020, based on a Group CET1 ratio of c.13%
●	Guidance for Group operating expenses, excluding litigation and conduct, is £13.6-13.9bn in 2019
●
As part of the US Tax Cuts and Jobs Act, the US federal corporate income tax rate has been reduced from 35% to 21% with effect from 1 January 2018. Given the Group's substantial US operations, this is expected to result in a reduction of the Group's effective tax rate in 2018 and future periods to mid-20 percent. Some of the provisions introduced into US tax law by the Act are complex and present uncertainties, in particular the new US Base Erosion and Anti-Abuse Tax (BEAT). Our current expectation is that in the event that BEAT liabilities are incurred by the Group these should not be sufficiently material to cause the Group's effective tax rate to exceed mid-20 percent

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Net interest income	6,086	6,048	1
Net fee, commission and other income	1,297	1,469	(12)
Total income	7,383	7,517	(2)
Credit impairment charges and other provisions	(783)	(896)	13
Net operating income	6,600	6,621	-
Operating expenses excluding UK bank levy and litigation and conduct	(4,030)	(3,792)	(6)
UK bank levy	(59)	(48)	(23)
Litigation and conduct	(759)	(1,042)	27
Operating expenses	(4,848)	(4,882)	1
Other net expenses	(5)	(1)
Profit before tax	1,747	1,738	1
Attributable profit	853	828	3

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	183.8	166.4
Total assets	237.4	209.6
Customer deposits	193.4	189.0
Loan: deposit ratio	95%	88%
Risk weighted assets	70.9	67.5
Period end allocated tangible equity	9.6	8.5

Key facts
Average LTV of mortgage portfolio1	48%	48%
Average LTV of new mortgage lending1	64%	63%
Number of branches	1,208	1,305
Mobile banking active customers	6.4m	5.4m
30 day arrears rate - Barclaycard Consumer UK	1.8%	1.9%

Performance measures
Return on average allocated tangible equity	9.8%	9.6%
Average allocated tangible equity (£bn)	9.1	8.9
Cost: income ratio	66%	65%
Loan loss rate (bps)	42	52
Net interest margin	3.49%	3.62%

1	Average loan to value (LTV) of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Analysis of Barclays UK	Year ended	Year ended
	31.12.17	31.12.16
Analysis of total income	£m	£m	% Change
Personal Banking	3,823	3,891	(2)
Barclaycard Consumer UK	1,977	2,022	(2)
Wealth, Entrepreneurs & Business Banking	1,583	1,604	(1)
Total income	7,383	7,517	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(222)	(183)	(21)
Barclaycard Consumer UK	(541)	(683)	21
Wealth, Entrepreneurs & Business Banking	(20)	(30)	33
Total credit impairment charges and other provisions	(783)	(896)	13

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	139.8	135.0
Barclaycard Consumer UK	16.4	16.5
Wealth, Entrepreneurs & Business Banking1	27.6	14.9
Total loans and advances to customers at amortised cost	183.8	166.4

Analysis of customer deposits
Personal Banking	141.1	139.3
Barclaycard Consumer UK	-	-
Wealth, Entrepreneurs & Business Banking	52.3	49.7
Total customer deposits	193.4	189.0

1	Includes the integration of the ESHLA portfolio at amortised cost from Barclays Non-Core.

2017 compared to 2016

Income statement

●
Profit before tax increased 1% to £1,747m as lower PPI charges of £700m (2016: £1,000m) and a reduction in credit impairment charges were partially offset by the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited in 2016, higher costs of setting up the ring-fenced bank and increased investment, primarily in cyber resilience, digital and technology

●	Total income decreased 2% to £7,383m, of which £151m reflected the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited in 2016
-
Personal Banking income decreased 2% to £3,823m driven by the non-recurrence of the Visa gain and the impact of the UK base rate reduction in 2016, partially offset by deposit pricing initiatives, growth in balances and an update to effective interest rate (EIR) modelling

	-	Barclaycard Consumer UK income decreased 2% to £1,977m reflecting a provision for remediation in H217
	-	Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 1% to £1,583m driven by the non-recurrence of the Visa gain, partially offset by growth in balances
-
Net interest income increased 1% to £6,086m due to deposit pricing initiatives and growth in loans and advances to customers and deposits, partially offset by the impact of the UK base rate reduction in 2016

		-	Net interest margin decreased 13bps to 3.49% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio from Non-Core on 1 July 2017
	-	Net fee, commission and other income decreased 12% to £1,297m driven by the non-recurrence of the Visa gain
●
Credit impairment charges decreased 13% to £783m principally reflecting the non-recurrence of a £200m charge in 2016 following the management review of the cards portfolio impairment modelling, partially offset by higher charges in Barclaycard Consumer UK and Personal Banking

●
Operating expenses decreased 1% to £4,848m due to lower charges for PPI of £700m (2016: £1,000m), partially offset by the costs of setting up the ring-fenced bank and increased investment, primarily in cyber resilience, digital and technology. The cost: income ratio was 66% (2016: 65%)

Balance sheet

●
Loans and advances to customers increased 10% to £183.8bn and total assets increased 13% to £237.4bn, reflecting the integration of the ESHLA portfolio from Non-Core into WEBB on 1 July 2017 and mortgage growth in Personal Banking in H217

●
Customer deposits increased 2% to £193.4bn due to deposit growth, partially offset by the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform

●	RWAs increased to £70.9bn (December 2016: £67.5bn) reflecting the integration of the ESHLA portfolio

Barclays International	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Net interest income	4,307	4,512	(5)
Net trading income	3,971	4,580	(13)
Net fee, commission and other income	6,104	5,903	3
Total income	14,382	14,995	(4)
Credit impairment charges and other provisions	(1,506)	(1,355)	(11)
Net operating income	12,876	13,640	(6)
Operating expenses excluding UK bank levy and litigation and conduct	(9,321)	(9,129)	(2)
UK bank levy	(265)	(284)	7
Litigation and conduct	(269)	(48)
Operating expenses	(9,855)	(9,461)	(4)
Other net income	254	32
Profit before tax	3,275	4,211	(22)
Attributable profit	847	2,412	(65)

Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	198.7	211.3
Trading portfolio assets	113.0	73.2
Derivative financial instrument assets	236.2	156.2
Derivative financial instrument liabilities	237.8	160.6
Reverse repurchase agreements and other similar secured lending	12.4	13.4
Financial assets designated at fair value	104.1	62.3
Total assets	856.1	648.5
Customer deposits2	225.1	216.2
Loan: deposit ratio3	62%	78%
Risk weighted assets	210.3	212.7
Period end allocated tangible equity	27.5	25.6

Performance measures
Return on average allocated tangible equity	3.4%	9.8%
Average allocated tangible equity (£bn)	28.1	25.5
Cost: income ratio	69%	63%
Loan loss rate (bps)	75	63
Net interest margin	4.16%	3.98%

1
As at 31 December 2017 loans and advances included £170.4bn (December 2016: £185.9bn) of loans and advances to customers (including settlement balances of £15.7bn (December 2016: £19.5bn) and cash collateral of £35.9bn (December 2016: £30.1bn)), and £28.3bn (December 2016: £25.4bn) of loans and advances to banks (including settlement balances of £2.3bn (December 2016: £1.7bn) and cash collateral of £18.0bn (December 2016: £6.3bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £38.6bn (December 2016: £39.7bn).

2	As at 31 December 2017 customer deposits included settlement balances of £15.2bn (December 2016: £16.6bn) and cash collateral of £27.3bn (December 2016: £20.8bn).
3
Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparative has been restated to include interest earning lending balances within the investment banking business.

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Macro	1,634	2,304	(29)
Credit	1,241	1,185	5
Equities	1,629	1,790	(9)
Markets	4,504	5,279	(15)
Banking fees	2,612	2,397	9
Corporate lending	1,093	1,195	(9)
Transaction banking	1,629	1,657	(2)
Banking	5,334	5,249	2
Other	40	5
Total income	9,878	10,533	(6)
Credit impairment charges and other provisions	(213)	(260)	18
Operating expenses	(7,742)	(7,624)	(2)
Other net income	133	1
Profit before tax	2,056	2,650	(22)

Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost	160.1	171.6
Customer deposits	165.9	166.2
Risk weighted assets	176.2	178.6

Performance measures
Return on average allocated tangible equity	1.1%	6.1%
Average allocated tangible equity (£bn)	24.0	21.9

Consumer, Cards and Payments

Income statement information	£m	£m	% Change
Total income	4,504	4,462	1
Credit impairment charges and other provisions	(1,293)	(1,095)	(18)
Operating expenses	(2,113)	(1,837)	(15)
Other net income	121	31
Profit before tax	1,219	1,561	(22)

Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.6	39.7
Customer deposits	59.2	50.0
Risk weighted assets	34.1	34.1

Key facts
30 day arrears rate - Barclaycard US	2.6%	2.6%
Total number of Barclaycard business clients	366,000	355,000
Value of payments processed (£bn)	322	296

Performance measures
Return on average allocated tangible equity	16.7%	31.4%
Average allocated tangible equity (£bn)	4.2	3.6

2017 compared to 2016

Income statement

●	Profit before tax decreased 22% to £3,275m driven by a 4% decrease in total income, an 11% increase in credit impairment charges and a 4% increase in operating expenses
●
Total income decreased 4% to £14,382m, including the 5% appreciation of average USD and the 7% appreciation of average EUR against GBP, as CIB income decreased 6% to £9,878m, partially offset by a 1% increase in Consumer, Cards and Payments income to £4,504m

	-	Markets income decreased 15% to £4,504m
		-	Macro income decreased 29% to £1,634m driven by lower market volatility in rates, the exit of the energy-related commodities business and the integration of Non-Core assets on 1 July 2017
		-	Credit income increased 5% to £1,241m due to improved performance in municipals
		-	Equities income decreased 9% to £1,629m driven by US equity derivatives as a result of lower market volatility, partially offset by improved performance in equity financing
	-	Banking income increased 2% to £5,334m
		-	Banking fee income increased 9% to £2,612m due to higher debt and equity underwriting fees, with fee share gains in banking overall and debt underwriting
-
Corporate lending declined 9% to £1,093m driven by lower lending balances due to the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform and the reallocation of RWAs within CIB, as well as the non-recurrence of prior year treasury gains and lower work-out gains

		-	Transaction banking declined 2% to £1,629m driven by lower trade balances and the non-recurrence of prior year treasury gains, partially offset by higher average deposit balances
-
Consumer, Cards and Payments income increased 1% to £4,504m driven by continued business growth, a gain of £192m relating to the Q117 asset sale in US Cards and a valuation gain on Barclays' preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the £464m gain on the disposal of Barclays' share of Visa Europe Limited in 2016

●	Credit impairment charges increased 11% to £1,506m, including the appreciation of average USD and EUR against GBP
	-	CIB credit impairment charges decreased 18% to £213m primarily due to the non-recurrence of oil and gas single name charges in 2016, offset by a single name charge in 2017
-
Consumer, Cards and Payments credit impairment charges increased 18% to £1,293m primarily due to a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US Cards, an increase in underlying delinquency trends and business growth in US Cards. This was partially offset by the non-recurrence of a £120m charge in 2016 following the management review of the cards portfolio impairment modelling. The 30 and 90 day arrears rates within US Cards were stable at 2.6% (December 2016: 2.6%) and 1.3% (December 2016: 1.3%) respectively, including a benefit from the Q117 asset sale in US Cards

●	Operating expenses increased 4% to £9,855m, including the appreciation of average USD and EUR against GBP
-
CIB operating expenses increased 2% to £7,742m reflecting a provision of £240m in respect of Foreign Exchange matters recognised in Q417, continued investment in technology, partially offset by lower restructuring charges and the reduced impact of the change in compensation awards introduced in Q416

	-	Consumer, Cards and Payments increased 15% to £2,113m including continued growth and investment, primarily within the US Cards and merchant acquiring businesses
●	Other net income increased to £254m (2016: £32m) due to a gain of £109m on the sale of Barclays' share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan
●	Attributable profit reduced to £847m (2016: £2,412m) including the net tax charge due to the re-measurement of US DTAs in Q417

Balance sheet

●
Loans and advances to banks and customers at amortised cost decreased £12.6bn to £198.7bn with CIB decreasing £11.5bn to £160.1bn due to a reduction in lending. Consumer, Cards and Payments decreased £1.1bn to £38.6bn due to the depreciation of period end USD against GBP, partially offset by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform

●	Trading portfolio assets increased £39.8bn to £113.0bn due to increased activity
●
Derivative financial instrument assets and liabilities increased £80.0bn to £236.2bn and £77.2bn to £237.8bn respectively, reflecting the integration of balances from Non-Core on 1 July 2017, partially offset by adoption of daily settlements under the Chicago Mercantile Exchange (CME), an increase in major interest rate forward curves and the depreciation of period end USD against GBP

●	Financial assets designated at fair value increased £41.8bn to £104.1bn primarily due to increased reverse repurchase agreements activity
●
Customer deposits increased £8.9bn to £225.1bn, with Consumer, Cards and Payments increasing £9.2bn to £59.2bn driven by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform

●
RWAs decreased £2.4bn to £210.3bn due to the net impact of the re-measurement of US DTAs and the depreciation of period end USD against GBP, partially offset by increased trading portfolio and securities financing transaction volumes

Head Office	Year ended	Year ended
	31.12.17	31.12.16
Income statement information	£m	£m	% Change
Net interest income	(435)	(183)
Net fee, commission and other income1	276	286	(3)
Total income	(159)	103
Credit impairment charges and other provisions	(17)	-
Net operating (expenses)/income	(176)	103
Operating expenses excluding UK bank levy and litigation and conduct	(277)	(135)
UK bank levy	(41)	(2)
Litigation and conduct	(151)	(27)
Operating expenses	(469)	(164)
Other net (expenses)/income	(189)	128
(Loss)/profit before tax	(834)	67
Attributable (loss)/profit	(868)	110

Balance sheet information	£bn	£bn
Total assets	39.7	75.2
Risk weighted assets2	31.8	53.3
Period end allocated tangible equity	10.0	9.7

Performance measures
Average allocated tangible equity (£bn)	9.3	6.5

1
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised in other comprehensive income. The comparative figure for net fee, commission and other income included own credit.

2	Includes Africa Banking RWAs of £6.4bn (December 2016: £42.3bn).

2017 compared to 2016

Income statement

●	Loss before tax was £834m (2016: profit of £67m)
●	Total income reduced to an expense of £159m (2016: income of £103m) primarily due to lower net income from treasury operations
●
Operating expenses increased to £469m (2016: £164m) due to costs associated with Non-Core assets and businesses, which were integrated on 1 July 2017, and increased litigation and conduct costs, including a settlement to resolve the civil action brought by the US Federal Energy Regulatory Commission's Office of Enforcement and provisions for other legacy redress

●
Other net expenses were £189m (2016: income of £128m) driven by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt. 2016 included a gain due to recycling of the currency translation reserve on disposal of the Southern European cards business

Balance sheet

●
Total assets decreased to £39.7bn (December 2016: £75.2bn) primarily due to the accounting deconsolidation of BAGL, which accounted for £65bn of total assets on deconsolidation from the Barclays Group. This was partially offset by the integration of Non-Core assets on 1 July 2017, of which c.£9bn related to Italian mortgages

●	RWAs decreased to £31.8bn (December 2016: £53.3bn) reflecting a £31.1bn reduction as a result of the proportional consolidation of BAGL, partially offset by the integration of Non-Core assets

Barclays Non-Core Results

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group's results for the year ended 31 December 2017.

Barclays Non-Core	Six months ended	Year ended
	30.06.17	31.12.16
Income statement information	£m	£m
Net interest income	(112)	160
Net trading income	(488)	(1,703)
Net fee, commission and other income	70	379
Total income	(530)	(1,164)
Credit impairment charges and other provisions	(30)	(122)
Net operating expenses	(560)	(1,286)
Operating expenses excluding UK bank levy and litigation and conduct	(256)	(1,509)
UK bank levy	-	(76)
Litigation and conduct	(28)	(246)
Operating expenses	(284)	(1,831)
Other net income	197	331
Loss before tax	(647)	(2,786)
Attributable loss	(419)	(1,916)

	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	(123)	11	(54)	78	40	96
Net trading income	-	-	(411)	(77)	(462)	(288)	(463)	(490)
Net fee, commission and other income	-	-	78	(8)	97	51	79	152
Total income	-	-	(456)	(74)	(419)	(159)	(344)	(242)
Credit impairment charges and other provisions	-	-	(27)	(3)	(47)	(20)	(26)	(29)
Net operating expenses	-	-	(483)	(77)	(466)	(179)	(370)	(271)
Operating expenses excluding UK bank levy and litigation and conduct	-	-	(108)	(148)	(341)	(311)	(368)	(489)
UK bank levy	-	-	-	-	(76)	-	-	-
Litigation and conduct	-	-	(19)	(9)	(51)	(102)	(27)	(66)
Operating expenses	-	-	(127)	(157)	(468)	(413)	(395)	(555)
Other net income/(expenses)	-	-	204	(7)	146	498	(324)	11
Loss before tax	-	-	(406)	(241)	(788)	(94)	(1,089)	(815)
Tax credit	-	-	207	75	322	194	229	237
(Loss)/profit after tax	-	-	(199)	(166)	(466)	100	(860)	(578)
Non-controlling interests	-	-	(8)	(9)	(14)	(13)	(12)	(10)
Other equity instrument holders	-	-	(19)	(18)	(18)	(15)	(15)	(15)
Attributable (loss)/profit	-	-	(226)	(193)	(498)	72	(887)	(603)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	48.3	49.5	51.1	58.7	68.5	55.4
Derivative financial instrument assets	-	-	150.3	164.2	188.7	253.2	262.8	249.7
Derivative financial instrument liabilities	-	-	143.0	155.3	178.6	243.0	253.4	239.1
Reverse repurchase agreements and other similar secured lending	-	-	-	-	0.1	0.1	0.1	0.7
Financial assets designated at fair value	-	-	12.1	13.4	14.5	15.5	15.4	23.4
Total assets	-	-	233.0	249.1	279.7	359.8	379.1	365.4
Customer deposits	-	-	11.8	12.9	12.5	16.0	17.4	19.3
Risk weighted assets	-	-	22.8	27.4	32.1	43.9	46.7	50.9

Discontinued Operation Results

On 1 March 2016, Barclays announced its intention to reduce the Group's 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group's interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL's issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. At this time, Barclays' holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an AFS asset from the transaction date.

In Q317 Barclays contributed 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital. The retained investment is reported as an AFS asset in the Head Office segment, with Barclays' share of BAGL's dividend recognised in the Head Office income statement.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on a holding of 14.9% as at Q417. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective by the end of 2018.

Africa Banking	Year ended	Year ended
	31.12.171	31.12.16
Income statement information	£m	£m
Net interest income	1,024	2,169
Net fee, commission and other income	762	1,577
Total income	1,786	3,746
Credit impairment charges and other provisions	(177)	(445)
Net operating income	1,609	3,301
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	(1,130)	(2,345)
UK bank levy	-	(65)
Other net income excluding loss on sale of BAGL	5	6
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	484	897
Impairment of Barclays' holding in BAGL	(1,090)	-
Loss on sale of BAGL	(1,435)	-
(Loss)/profit before tax	(2,041)	897
Tax charge	(154)	(306)
(Loss)/profit after tax	(2,195)	591
Attributable (loss)/profit	(2,335)	189

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q417	Q317	Q2171	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	407	617	626	561	502	480
Net fee, commission and other income	-	-	297	465	441	421	377	338
Total income	-	-	704	1,082	1,067	982	879	818
Credit impairment charges and other provisions	-	-	(71)	(106)	(105)	(96)	(133)	(111)
Net operating income	-	-	633	976	962	886	746	707
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	-	-	(477)	(653)	(727)	(598)	(543)	(477)
UK bank levy	-	-	-	-	(65)	-	-	-
Other net income excluding loss on sale of BAGL	-	-	3	2	2	2	1	1
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	-	159	325	172	290	204	231
Impairment of Barclays' holding in BAGL	-	-	(206)	(884)	-	-	-	-
Loss on sale of BAGL	-	-	(1,435)	-	-	-	-	-
(Loss)/profit before tax	-	-	(1,482)	(559)	172	290	204	231
(Loss)/profit after tax	-	-	(1,537)	(658)	71	209	145	166
Attributable (loss)/profit	-	-	(1,534)	(801)	(52)	85	70	86

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	66.0	65.1	61.1	56.0	52.7
Risk weighted assets2	-	-	9.8	41.3	42.3	39.9	36.1	33.9

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.
2	RWAs at 31 December 2017 of £6.4bn (September 2017: £8.6bn) are reported in Head Office.

Quarterly Results Summary

Barclays Group
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,272	2,475	2,579	2,519	2,523	2,796	2,530	2,688
Net fee, commission and other income	2,750	2,698	2,479	3,304	2,469	2,650	3,442	2,353
Total income	5,022	5,173	5,058	5,823	4,992	5,446	5,972	5,041
Credit impairment charges and other provisions	(573)	(709)	(527)	(527)	(653)	(789)	(488)	(443)
Net operating income	4,449	4,464	4,531	5,296	4,339	4,657	5,484	4,598
Operating expenses excluding UK bank levy and litigation and conduct	(3,621)	(3,274)	(3,398)	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)
UK bank levy	(365)	-	-	-	(410)	-	-	-
Litigation and conduct	(383)	(81)	(715)	(28)	(97)	(741)	(447)	(78)
Operating expenses	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)
Other net income/(expenses)	13	(2)	241	5	310	502	(342)	20
Profit before tax	93	1,107	659	1,682	330	837	1,270	793
Tax (charge)/credit	(1,138)	(324)	(305)	(473)	50	(328)	(467)	(248)
(Loss)/profit after tax in respect of continuing operations	(1,045)	783	354	1,209	380	509	803	545
(Loss)/profit after tax in respect of discontinued operation	-	-	(1,537)	(658)	71	209	145	166

Attributable to:
Ordinary equity holders of the parent	(1,294)	583	(1,401)	190	99	414	677	433
Other equity instrument holders	181	157	162	139	139	110	104	104
Non-controlling interests	68	43	56	222	213	194	167	174

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,133.2	1,149.3	1,135.3	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9
Risk weighted assets	313.0	324.3	327.4	360.9	365.6	373.4	366.3	363.0
CRR leverage exposure	1,124.5	1,150.6	1,122.1	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0

Performance measures
Return on average tangible shareholders' equity	(10.3%)	5.1%	(11.0%)	1.8%	1.1%	3.6%	5.8%	3.8%
Average tangible shareholders' equity (£bn)	48.1	48.9	49.3	49.4	48.9	49.4	48.3	48.3
Cost: income ratio	87%	65%	81%	62%	87%	79%	65%	76%
Loan loss rate (bps)	56	66	49	47	58	66	41	40
Basic (loss)/earnings per share	(7.3p)	3.7p	(8.0p)	1.3p	0.8p	2.6p	4.2p	2.7p
Basic (loss)/earnings per share in respect of continuing operations	(7.3p)	3.7p	1.0p	6.1p	1.1p	2.1p	3.8p	2.2p

Quarterly Results by Business

Barclays UK
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,540	1,501	1,534	1,511	1,502	1,569	1,476	1,501
Net fee, commission and other income	330	351	286	330	326	374	467	302
Total income	1,870	1,852	1,820	1,841	1,828	1,943	1,943	1,803
Credit impairment charges and other provisions	(184)	(201)	(220)	(178)	(180)	(350)	(220)	(146)
Net operating income	1,686	1,651	1,600	1,663	1,648	1,593	1,723	1,657
Operating expenses excluding UK bank levy and litigation and conduct	(1,117)	(980)	(974)	(959)	(989)	(904)	(947)	(952)
UK bank levy	(59)	-	-	-	(48)	-	-	-
Litigation and conduct	(53)	(11)	(699)	4	(28)	(614)	(399)	(1)
Operating expenses	(1,229)	(991)	(1,673)	(955)	(1,065)	(1,518)	(1,346)	(953)
Other net (expenses)/income	(5)	1	(1)	-	-	-	(1)	-
Profit/(loss) before tax	452	661	(74)	708	583	75	376	704
Attributable profit/(loss)	245	423	(285)	470	383	(163)	141	467

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	183.8	182.2	166.6	164.5	166.4	166.6	166.0	166.2
Total assets	237.4	230.4	203.4	203.0	209.6	209.1	204.6	201.7
Customer deposits	193.4	189.3	187.4	184.4	189.0	185.5	181.7	179.1
Risk weighted assets	70.9	70.0	66.1	66.3	67.5	67.4	67.1	69.7

Performance measures
Return on average allocated tangible equity	10.7%	18.4%	(12.7%)	21.6%	18.2%	(7.1%)	6.6%	20.5%
Average allocated tangible equity (£bn)	9.6	9.4	8.7	8.9	8.6	8.7	9.0	9.3
Cost: income ratio	66%	54%	92%	52%	58%	78%	69%	53%
Loan loss rate (bps)	39	43	52	43	42	82	52	34
Net interest margin	3.32%	3.28%	3.70%	3.69%	3.56%	3.72%	3.56%	3.62%

Analysis of Barclays UK
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,020	926	933	944	934	970	1,068	919
Barclaycard Consumer UK	445	539	495	498	507	561	463	491
Wealth, Entrepreneurs & Business Banking	405	387	392	399	387	412	412	393
Total income	1,870	1,852	1,820	1,841	1,828	1,943	1,943	1,803

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(56)	(60)	(56)	(50)	(50)	(47)	(44)	(42)
Barclaycard Consumer UK	(124)	(145)	(149)	(123)	(118)	(291)	(169)	(105)
Wealth, Entrepreneurs & Business Banking	(4)	4	(15)	(5)	(12)	(12)	(7)	1
Total credit impairment charges and other provisions	(184)	(201)	(220)	(178)	(180)	(350)	(220)	(146)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	139.8	138.4	136.5	134.4	135.0	135.3	134.7	134.7
Barclaycard Consumer UK	16.4	16.3	16.2	16.1	16.5	16.2	16.2	16.0
Wealth, Entrepreneurs & Business Banking	27.6	27.5	13.9	14.0	14.9	15.1	15.1	15.5
Total loans and advances to customers at amortised cost	183.8	182.2	166.6	164.5	166.4	166.6	166.0	166.2

Analysis of customer deposits
Personal Banking	141.1	140.1	138.5	137.3	139.3	137.2	134.8	132.9
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	52.3	49.2	48.9	47.1	49.7	48.3	46.9	46.2
Total customer deposits	193.4	189.3	187.4	184.4	189.0	185.5	181.7	179.1

Barclays International
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	987	1,148	1,060	1,112	1,046	1,355	1,001	1,110
Net trading income	935	815	1,039	1,182	1,131	1,074	1,130	1,245
Net fee, commission and other income	1,397	1,352	1,511	1,844	1,415	1,422	1,908	1,158
Total income	3,319	3,315	3,610	4,138	3,592	3,851	4,039	3,513
Credit impairment charges and other provisions	(386)	(495)	(279)	(346)	(426)	(420)	(240)	(269)
Net operating income	2,933	2,820	3,331	3,792	3,166	3,431	3,799	3,244
Operating expenses excluding UK bank levy and litigation and conduct	(2,428)	(2,182)	(2,276)	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)
UK bank levy	(265)	-	-	-	(284)	-	-	-
Litigation and conduct	(255)	(5)	4	(13)	(17)	(17)	(10)	(4)
Operating expenses	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)
Other net income	21	19	202	12	5	8	11	8
Profit before tax	6	652	1,261	1,356	373	1,085	1,726	1,027
Attributable (loss)/profit	(1,168)	359	819	837	43	623	1,171	575

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	198.7	220.7	204.8	226.1	211.3	233.7	230.6	215.9
Trading portfolio assets	113.0	91.2	83.3	83.0	73.2	73.8	68.1	64.3
Derivative financial instrument assets	236.2	242.8	108.4	105.3	156.2	155.6	181.4	150.1
Derivative financial instrument liabilities	237.8	242.9	116.8	112.8	160.6	160.5	187.5	155.4
Reverse repurchase agreements and other similar secured lending	12.4	15.5	17.2	17.6	13.4	17.3	19.7	19.1
Financial assets designated at fair value	104.1	103.7	94.1	81.3	62.3	72.0	68.3	59.6
Total assets	856.1	867.1	681.6	677.2	648.5	681.9	679.9	618.4
Customer deposits	225.1	241.0	230.3	241.0	216.2	224.1	226.5	213.1
Risk weighted assets	210.3	218.2	212.2	214.3	212.7	214.6	209.3	202.2

Performance measures
Return on average allocated tangible equity	(15.9%)	5.4%	12.4%	12.5%	1.0%	10.0%	19.2%	9.5%
Average allocated tangible equity (£bn)	28.5	28.9	27.4	27.7	26.6	25.7	24.8	25.1
Cost: income ratio	89%	66%	63%	59%	78%	61%	52%	63%
Loan loss rate (bps)	76	88	54	62	78	71	41	50
Net interest margin	4.31%	4.21%	4.07%	4.06%	3.91%	4.21%	3.92%	3.78%

Analysis of Barclays International

Corporate and Investment Bank	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Macro	320	368	456	490	505	614	612	573
Credit	287	259	296	399	261	333	269	322
Equities	362	350	455	462	410	461	406	513
Markets	969	977	1,207	1,351	1,176	1,408	1,287	1,408
Banking fees	605	607	674	726	650	644	622	481
Corporate lending	269	277	278	269	303	284	312	296
Transaction banking	408	419	404	398	401	458	390	408
Banking	1,282	1,303	1,356	1,393	1,354	1,386	1,324	1,185
Other	1	-	1	38	1	1	-	3
Total income	2,252	2,280	2,564	2,782	2,531	2,795	2,611	2,596
Credit impairment (charges)/releases and other provisions	(127)	(36)	1	(51)	(90)	(38)	(37)	(95)
Operating expenses	(2,384)	(1,661)	(1,756)	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)
Other net income	7	10	116	-	1	-	-	-
(Loss)/profit before tax	(252)	593	925	790	155	885	909	701

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	160.1	181.7	166.3	187.4	171.6	196.9	195.2	183.0
Customer deposits	165.9	182.7	173.0	183.4	166.2	175.8	179.6	168.9
Risk weighted assets	176.2	185.2	178.9	180.6	178.6	182.5	178.4	172.6

Performance measures
Return on average allocated tangible equity	(20.2%)	5.9%	11.1%	8.2%	(1.2%)	9.2%	9.5%	7.3%
Average allocated tangible equity (£bn)	24.3	24.8	23.3	23.5	22.6	21.9	21.3	21.6

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,067	1,035	1,046	1,356	1,061	1,056	1,428	917
Credit impairment charges and other provisions	(259)	(459)	(280)	(295)	(336)	(382)	(203)	(174)
Operating expenses	(564)	(526)	(516)	(507)	(511)	(482)	(419)	(425)
Other net income	14	9	86	12	4	8	11	8
Profit before tax	258	59	336	566	218	200	817	326

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.6	39.0	38.5	38.7	39.7	36.8	35.4	32.9
Customer deposits	59.2	58.3	57.3	57.6	50.0	48.3	46.9	44.2
Risk weighted assets	34.1	33.0	33.3	33.7	34.1	32.1	30.9	29.6

Performance measures
Return on average allocated tangible equity	8.9%	2.2%	19.4%	36.4%	13.2%	14.8%	77.9%	23.4%
Average allocated tangible equity (£bn)	4.2	4.2	4.1	4.2	4.0	3.7	3.5	3.4

Head Office
	Q417	Q317	Q217	Q117	Q416	Q316	Q216	Q116
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(254)	(174)	108	(115)	29	(206)	14	(20)
Net fee, commission and other income1	87	180	(24)	33	(38)	17	320	(13)
Total income	(167)	6	84	(82)	(9)	(189)	334	(33)
Credit impairment (charges)/releases and other provisions	(3)	(13)	(1)	-	-	1	(2)	1
Net operating (expenses)/income	(170)	(7)	83	(82)	(9)	(188)	332	(32)
Operating expenses excluding UK bank levy and litigation and conduct	(76)	(112)	(40)	(49)	15	(29)	(36)	(85)
UK bank levy	(41)	-	-	-	(2)	-	-	-
Litigation and conduct	(75)	(65)	(1)	(10)	(1)	(8)	(11)	(7)
Operating expenses	(192)	(177)	(41)	(59)	12	(37)	(47)	(92)
Other net (expenses)/income	(3)	(22)	(164)	-	159	(4)	(28)	1
(Loss)/profit before tax	(365)	(206)	(122)	(141)	162	(229)	257	(123)
Attributable (loss)/profit	(371)	(199)	(175)	(123)	223	(203)	182	(92)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	39.7	51.7	17.3	74.5	75.2	73.3	87.7	63.4
Risk weighted assets2	31.8	36.1	26.2	52.9	53.3	47.5	43.2	40.3

Performance measures
Average allocated tangible equity (£bn)	10.0	10.5	8.8	7.6	7.2	7.4	6.6	5.0

1
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised in other comprehensive income from Q117.

2	Includes Africa Banking RWAs.

Performance Management

Margins and balances
	Year ended 31.12.17			Year ended 31.12.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,086	174,484	3.49	6,048	167,233	3.62
Barclays International1	4,326	104,039	4.16	4,275	107,333	3.98
Total Barclays UK and Barclays International	10,412	278,523	3.74	10,323	274,566	3.76
Other2	(567)			214
Total net interest income	9,845			10,537

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking balances. Barclays Non-Core is included for the full comparative period and the first six months of the current period.

Total Barclays UK and Barclays International net interest income increased 1% to £10.4bn due to an increase in average customer assets to £278.5bn (2016: £274.6bn) with growth in Barclays UK partially offset by a reduction in Barclays International.

Net interest margin decreased 2bps to 3.74% primarily reflecting the integration of ESHLA loans from Non-Core on 1 July 2017 into Barclays UK, partially offset by broadly stable net interest income in Barclays International, despite reducing average customer assets. Group net interest income decreased to £9.8bn (2016: £10.5bn) including net structural hedge contributions of £1.3bn (2016: £1.5bn).

Net interest margin by business reflects movements in the Group's internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium.

Quarterly analysis for Barclays UK and Barclays International
	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.17	£m	£m	%
Barclays UK	1,540	184,058	3.32
Barclays International1	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67

Three months ended 30.09.17
Barclays UK	1,501	181,419	3.28
Barclays International1	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61

Three months ended 30.06.17
Barclays UK	1,534	166,345	3.70
Barclays International1	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84

Three months ended 31.03.17
Barclays UK	1,511	166,065	3.69
Barclays International1	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,632	278,125	3.84

Three months ended 31.12.16
Barclays UK	1,502	167,935	3.56
Barclays International1	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70

1	Barclays International margins include interest earning lending balances within the investment banking business.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. In 2016, there was a change in the proportion of bonuses which were deferred, to harmonise deferral structures across the Group, and amendments to the deferred bonuses, which accelerated the rate at which these are charged in the income statement, as illustrated on page 24. The combined effect of these changes was to increase the charge for 2016 by £395m, with lesser effects in 2017 and 2018. The changes were designed to more closely align the incentive awards granted with the income statement charge. Refer to the Remuneration Report on pages 93-116 of the Annual Report for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m	% Change
Incentive awards granted:
Current year bonus	990	1,018	3
Deferred bonus	442	441	-
Commissions and other incentives1	74	74	-
Total incentive awards granted	1,506	1,533	2

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(302)	(300)	(1)
Add: current year charges for deferred bonuses from previous years	457	690	34
Other differences between incentive awards granted and income statement charge	29	(26)
Income statement charge for performance costs	1,690	1,897	11

Other income statement charges:
Salaries	3,982	4,121	3
Social security costs	580	589	2
Post-retirement benefits	493	486	(2)
Other compensation costs	378	352	(7)
Total compensation costs2	7,123	7,445	4

Other resourcing costs3	1,437	1,978	27

Total staff costs	8,560	9,423	9

Group compensation as % of total income4	33.8	34.7

1	Represents the difference between incentive awards granted and the income statement charge for commissions, commitments and other long-term incentives.
2	In addition, Group compensation of £312m (2016: £212m) was capitalised as internally generated software.
3	Other resourcing costs include outsourcing, redundancy and restructuring costs, and other temporary staff costs.
4	Within the Corporate and Investment Bank, front office compensation as a percentage of total income was 25.5% (2016: 26.0%).

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected2
	Year ended	Year ended	Year ended	2019 and
	31.12.16	31.12.17	31.12.18	beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2014 and earlier bonus pools	301	96	12	-
Deferred bonuses from 2015 bonus pool	389	202	81	12
Deferred bonuses from 2016 bonus pool	141	159	86	56
Deferred bonuses from 2017 bonus pool	-	140	124	120
Income statement charge for deferred bonuses	831	597	303	188

1	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2018 and beyond.

Charging of deferred bonus profile

			Income statement charge profile2
Grant date	Expected payment date(s)1	Year	Post-2016 awards	Pre-2016 awards
March 2018		2017	33%	0%
		2018	33%	48%
	March 2019 (33.3%)	2019	22%	35%
	March 2020 (33.3%)	2020	10%	15%
	March 2021 (33.3%)	2021	2%	2%

1	Share awards may be subject to an additional holding period.
2	The income statement charge is based on the period over which conditions are met.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the firm, the process by which the firm sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight principal risks: Credit Risk; Market Risk; Treasury and Capital Risk; Operational Risk; Conduct Risk; Reputation Risk; Model Risk; and Legal Risk. Further detail on these risks and how they are managed is available in the 2017 Annual Report or online at: home.barclays/annualreport.

The following section gives an overview of Credit Risk and Treasury and Capital Risk for the period.

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans (CRL)	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rate
As at 31.12.17	£m	£m	£m	£m	%	£m	bps
Barclays UK	159,397	1,649	157,748	1,950	1.2	764	48
Barclays International	30,775	1,542	29,233	1,275	4.1	1,285	418
Head Office	9,333	296	9,037	710	7.6	16	17
Barclays Non-Core2	-	-	-	-	-	30	n/a
Total Group retail	199,505	3,487	196,018	3,935	2.0	2,095	105

Barclays UK	28,960	190	28,770	432	1.5	19	7
Barclays International	170,299	862	169,437	1,421	0.8	219	13
Head Office	7,103	113	6,990	206	2.9	1	1
Barclays Non-Core2	-	-	-	-	-	(1)	n/a
Total Group wholesale	206,362	1,165	205,197	2,059	1.0	238	12

Group total	405,867	4,652	401,215	5,994	1.5	2,333	57

Traded loans	3,140	n/a	3,140	n/a
Loans and advances designated at fair value	11,037	n/a	11,037	n/a
Loans and advances held at fair value	14,177	n/a	14,177	n/a

Total loans and advances	420,044	4,652	415,392	5,994

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Group total	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements.
2	Barclays Non-Core represents charges for the six months ended 30 June 2017, primarily relating to Italian mortgages transferred into Head Office on 1 July 2017.

Total loans and advances decreased £34.1bn to £415.4bn, including a £12.7bn decrease in net settlements and cash collateral and a £21.4bn decrease in other lending, primarily in Barclays International.

Credit risk loans (CRL) decreased to £6.0bn (December 2016: £6.5bn) and the ratio of CRLs to gross loans and advances remained stable at 1.5% (December 2016: 1.5%). Loan impairment charges decreased £19m to £2,333m. Overall, this resulted in a 4bps increase in the loan loss rate to 57bps.

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail and wholesale segments. In particular, home loans, credit cards, overdrafts and unsecured loans are covered for retail segments.

Secured home loans

The UK home loans portfolio comprises first lien home loans and accounts for 90% (December 2016: 89%) of the Group's total home loans balance.

Home loans principal portfolios
	Barclays UK
	As at 31.12.17	As at 31.12.16
Gross loans and advances (£m)	132,132	129,136
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Non-performing proportion of outstanding balances (%)	0.4	0.6
Annualised gross charge-off rate (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.3	0.4
Recovery book impairment coverage ratio (%)	11.2	9.1

Average LTV on home loans: balance weighted (%)	47.6	47.7
Average LTV on home loans: valuation weighted (%)	35.2	35.6

Average LTV on new mortgages: balance weighted (%)	63.8	63.4
Average LTV on new mortgages: valuation weighted (%)	56.0	54.4

Portfolio performance remained steady reflecting the continuing low base rate environment and stable economic conditions. The non-performing proportion of outstanding balances decreased due to improved performance and a reduction in repossession stock. The recovery book impairment coverage ratio increased driven by a reduction in the number of customers entering recoveries, reflecting lower entries into collections and better customer payment rates from those in collections.

Within the UK home loans portfolio:

●
owner-occupied interest-only home loans comprised 28% (December 2016: 31%) of total balances. The decrease was driven by a greater attrition rate compared to new business flow. The average balance weighted LTV on these loans reduced to 39.7% (December 2016: 41.7%), primarily driven by increases in the house price index across core regions, while the 90 day arrears rate excluding the recovery book remained steady at 0.3% (December 2016: 0.2%)

●
buy-to-let home loans comprised 11% (December 2016: 9%) of total balances. The average balance weighted LTV increased to 53.7% (December 2016: 52.6%), and the 90 day arrears rate excluding recovery book remained steady at 0.1% (December 2016: 0.1%)

Italian home loans of £9.2bn (December 2016: £10.0bn) are secured on residential property with an average balance weighted marked to market LTV of 61.0% (December 2016: 61.8%) and CRL coverage of 41% (December 2016: 36%). 90 day arrears and gross charge-off rates remained stable at 1.4% (December 2016: 1.2%) and 0.8% (December 2016: 0.8%) respectively, while the CRL book coverage ratio increased due to an update in the collateral valuation for accounts in the recovery book.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (December 2016: 88%) of the Group's total credit cards, unsecured loans and other retail lending.

Credit cards, unsecured loans and other retail lending principal portfolios
	Gross loans and advances1	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross charge-off rate	Recovery book proportion of outstanding balances	Recovery book impairment coverage ratio
As at 31.12.17	£m	%	%	%	%	%
Barclays UK
UK cards2	17,686	1.8	0.8	5.0	3.4	80.5
UK personal loans	6,255	2.5	1.2	3.3	4.7	77.2
Barclays International
US cards2	21,350	2.6	1.3	5.0	2.8	82.9
Barclays Partner Finance	3,814	1.3	0.5	2.6	2.4	78.1
Germany cards	1,976	2.5	1.0	3.8	2.7	78.0

As at 31.12.16
Barclays UK
UK cards2	17,833	1.9	0.9	5.5	3.0	83.8
UK personal loans	6,076	2.1	0.9	3.1	4.7	77.2
Barclays International
US cards2	23,915	2.6	1.3	4.5	2.4	83.6
Barclays Partner Finance	4,041	1.5	0.6	2.5	2.6	81.5
Germany cards	1,812	2.6	1.0	3.7	2.7	79.0

1	Gross loans and advances includes loans and advances to banks and customers. Risk metrics are based on exposures to customers.
2
For UK and US cards, outstanding recovery book balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recovery book impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post-acquisition.

UK cards: The annualised gross charge-off rate, which was higher in 2016 due to accelerated asset sales, normalised in 2017 to 5.0% (2016: 5.5%) and was in line with expectations. The recovery book proportion of outstanding balances increased reflecting accelerated charge-off of non-compliant forbearance plans. However, the recovery book impairment coverage ratio decreased, reflecting the one-time debt sale impact of accounts with lower recovery expectations.

UK personal loans: The 30 day arrears rate increased to 2.5% (December 2016: 2.1%) and the 90 day arrears rate increased to 1.2% (December 2016: 0.9%) reflecting increased flow into delinquency from 2016 bookings due to higher incidences of fraud and poorer performance in customers with multiple loans, coupled with a weaker performance in collections operations. Both the recovery book proportion of outstanding balances ratio of 4.7% (December 2016: 4.7%) and the recovery book impairment coverage ratio of 77.2% (December 2016: 77.2%) remained stable.

US cards: The annualised gross charge-off rate increased to 5.0% (December 2016: 4.5%) broadly in line with trends across the industry and also reflecting a one-off asset sale contributing to a reduction in outstanding balances. As a result, recovery as a proportion of total outstanding balances increased to 2.8% (December 2016: 2.4%).

Barclays Partner Finance: Portfolio arrears and the annualised gross charge-off rates remained broadly stable during 2017.

Germany cards: 90 day arrears and the annualised gross charge-off rates remained stable, while the recovery book coverage ratio improved reflecting better recoveries. In addition, Germany consumer loan balances increased to £1.4bn (December 2016: £1.2bn).

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing the Group's liquidity risk. The Liquidity Framework meets the Prudential Regulation Authority's (PRA) standards and is designed to maintain that the Group has liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 31 December 2017, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day combined market-wide and Barclays specific LRA scenario, and the LCR. During the year, the combined LRA scenario has been enhanced and improved to capture a Barclays specific stress coinciding with a market stress over the full stress horizon.

Compliance with internal and regulatory stress tests	Barclays' short-term LRA (30 day combined stress requirement)1	CRD IV LCR
	£bn	£bn
Eligible liquidity buffer	220	215
Net stress outflows	(175)	(140)
Surplus	45	75

Liquidity pool as a percentage of anticipated net outflows as at 31 December 2017	126%	154%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 20162	120%	131%

1
Of the three stress scenarios monitored as part of the short-term LRA, the 30 day combined stress scenario results in the lowest ratio at 126% (2016: 144%). This compared to 139% (2016: 134%) under the 90 day market-wide scenario and 131% (2016: 120%) under the 30 day Barclays specific scenario.

2	31 December 2016 reflected the Barclays specific scenario ratio of 120%, being the lowest ratio of the three scenarios. LCR and LRA included BAGL in 2016.

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Composition of the Group liquidity pool
	Liquidity pool	Liquidity pool of which CRD IV LCR-eligible			Liquidity pool
	As at 31.12.17	Cash	Level 1	Level 2A	As at 31.12.16
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	173	169	-	-	103

Government bonds2
AAA to AA-	31	-	29	-
BBB+ to BBB-	2	-	2	-
Other LCR ineligible government bonds	1	-	-	-
Total government bonds	34	-	31	-	39

Other
Government guaranteed issuers, PSEs and GSEs	6	-	5	2
International organisations and MDBs	4	-	4	-
Covered bonds	2	-	2	-
Other	1	-	1	-
Total other	13	-	12	2	23

Total as at 31 December 2017	220	169	43	2
Total as at 31 December 2016	165	101	55	3

1	Of which over 99% (2016: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 84% (2016: over 90%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

The Group liquidity pool was £220bn as at 31 December 2017 (December 2016: £165bn). During 2017, the month end liquidity pool ranged from £165bn to £232bn (December 2016: £132bn to £175bn), and the month end average balance was £202bn (December 2016: £153bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 31 December 2017, 93% (December 2016: 91%) of the liquidity pool was located in BBPLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc., a subsidiary of BBPLC. The portion of the liquidity pool outside of BBPLC is held against entity-specific stressed outflows and regulatory requirements. To the extent that the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

Deposit funding	As at 31.12.17			As at 31.12.16
	Loans and advances to customers	Customer deposits	Loan: deposit ratio	Loan: deposit ratio
Funding of loans and advances to customers	£bn	£bn	%	%
Barclays UK	184	193
Barclays International	101	162
Total retail and corporate funding1	285	355	80%	89%

Barclays International and Head Office2	81	74

Total Barclays Group	366	429	85%	93%

1
Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparative has been restated to include interest earning lending balances within the investment banking business.

2	Includes investment banking balances other than interest earning lending.

Retail and corporate loans and advances are largely funded by customer deposits. As at 31 December 2017, the loan: deposit ratio for these businesses was 80% (December 2016: 89%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The loan: deposit ratio for the Group was 85% (December 2016: 93%).

As at 31 December 2017, £153bn (December 2016: £139bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £4bn (December 2016: £4bn) of other liabilities insured or guaranteed by governments.

Wholesale funding

Composition of wholesale funding1

The Group's total wholesale funding outstanding (excluding repurchase agreements) was £157.4bn (December 2016: £157.8bn). Wholesale funding of £57.2bn (December 2016: £70.3bn) matures in less than one year, of which £13.8bn (December 2016: £21.5bn) relates to term funding.

As at 31 December 2017, outstanding wholesale funding comprised of £20.4bn (December 2016: £25.8bn) secured funding and £137.0bn (December 2016: £132.0bn) unsecured funding.

In 2017, the Group issued £11.5bn equivalent of capital and senior unsecured term debt from Barclays PLC (the Parent company) of which £6.1bn was in public senior unsecured debt and £5.4bn in capital instruments. In the same period, £6.1bn of BBPLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

The Group expects to continue to issue public wholesale debt in 2018 from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market.

Maturity profile of wholesale funding2
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	0.7	-	0.1	0.8	1.5	1.0	4.2	4.0	9.6	21.1
Senior unsecured (privately placed)	-	-	-	0.1	0.1	-	-	0.2	-	0.5	0.8
Subordinated liabilities	-	-	-	-	-	-	1.1	-	-	5.4	6.5
Barclays Bank PLC (including subsidiaries)
Deposits from banks	5.4	4.7	0.7	0.6	11.4	0.1	0.1	0.3	-	-	11.9
Certificates of deposit and commercial paper	2.4	8.1	7.1	7.0	24.6	1.2	0.8	0.6	0.4	0.1	27.7
Asset backed commercial paper	1.9	4.1	0.4	-	6.4	-	-	-	-	-	6.4
Senior unsecured (public benchmark)	-	-	-	-	-	2.5	0.6	0.6	-	1.1	4.8
Senior unsecured (privately placed)3	0.5	0.9	3.6	2.9	7.9	9.9	6.7	1.8	3.1	14.6	44.0
Covered bonds	-	1.0	-	-	1.0	1.8	1.0	1.0	2.4	1.3	8.5
Asset backed securities	-	-	0.6	0.2	0.8	1.7	1.0	-	0.1	1.8	5.4
Subordinated liabilities	2.3	0.1	0.8	-	3.2	0.1	0.8	5.2	3.5	4.5	17.3
Other4	0.5	-	0.1	0.4	1.0	0.2	0.2	0.3	-	1.3	3.0
Total as at 31 December 2017	13.0	19.6	13.3	11.3	57.2	19.0	13.3	14.2	13.5	40.2	157.4
Of which secured	1.9	5.1	1.1	0.2	8.3	3.5	2.0	1.0	2.5	3.1	20.4
Of which unsecured	11.1	14.5	12.2	11.1	48.9	15.5	11.3	13.2	11.0	37.1	137.0

Total as at 31 December 2016	16.6	17.3	16.4	20.0	70.3	14.3	14.4	8.6	14.1	36.1	157.8
Of which secured	3.7	5.6	3.4	2.3	15.0	1.8	3.2	0.4	1.0	4.4	25.8
Of which unsecured	12.9	11.7	13.0	17.7	55.3	12.5	11.2	8.2	13.1	31.7	132.0

1
The composition of wholesale funds comprised the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprised of public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.

3	Included structured notes of £33.4bn, £7.2bn of which matures within 1 year.
4	Primarily comprised of fair value deposits of £1.7bn.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England's statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times its leverage ratio, or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays' indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers, respectively;
●
Regulatory buffers including a 1.5% Global Systemically Important Institution (G-SII) buffer, 2.5% Capital Conservation Buffer (CCB) and 0.5% from the planned introduction of a 1% Countercyclical Capital Buffer (CCyB) for the UK1

MREL ratios and position

MREL ratios	As at 31.12.17	As at 31.12.16
Fully loaded CET1 capital	13.3%	12.4%
AT1 capital instruments and related share premium accounts	2.9%	1.8%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	1.0%
Term senior unsecured funding	6.8%	4.6%
Total Barclays PLC (the Parent company) MREL ratio	25.0%	19.8%
Qualifying AT1 capital (including minority interests) issued by subsidiaries2	1.1%	1.5%
Qualifying T2 capital (including minority interests) issued by subsidiaries2	2.2%	3.0%
Total MREL ratio on a transitional basis, including eligible BBPLC instruments	28.2%	24.2%

MREL position	£m	£m
Fully loaded CET1 capital	41,565	45,204
AT1 capital instruments and related share premium accounts	8,941	6,449
T2 capital instruments and related share premium accounts	6,472	3,769
Term senior unsecured funding	21,166	16,785
Total Barclays PLC (the Parent company) MREL position	78,144	72,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries2	3,408	5,315
Qualifying T2 capital (including minority interests) issued by subsidiaries2	6,789	11,109
Total MREL position on a transitional basis, including eligible BBPLC instruments	88,341	88,631

Total RWAs	313,033	365,649

1	2022 requirements subject to Bank of England review by the end of 2020.
2	Included other AT1 capital regulatory adjustments and deductions of £130m (December 2016: £130m) and other T2 capital regulatory adjustments and deductions of £251m (December 2016: £257m).

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor's Global (S&P), Moody's, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A	A1	A
Short-term	A-1	P-1	F1
Outlook	Stable	Negative	Rating watch positive

Barclays Bank UK PLC
Long-term	A (prelim)	(P) A1	A+ (EXP)
Short-term	A-1 (prelim)	(P) P-1	F1 (EXP)
Outlook	Stable	Unassigned	Stable

Barclays PLC
Long-term	BBB	Baa2	A
Short-term	A-2	P-3	F1
Outlook	Stable	Negative	Stable

All credit rating agencies took rating actions during the year to assign initial ratings to BBUKPLC in anticipation of the establishment of this entity as the UK ring-fenced bank in April 2018. There were also rating actions on the existing entities of BBPLC and Barclays PLC by some of the credit rating agencies as detailed below.

In September 2017, Fitch assigned an expected rating to BBUKPLC of A+, reflecting a one notch uplift from the expected stand-alone rating of A. This is due to the sufficient amount of junior debt they expect to be outstanding in BBUKPLC, referred to as qualifying junior debt (QJD). In the same rating action, Fitch revised the outlook of BBPLC from stable to rating watch positive in anticipation of assigning QJD uplift of one notch during 2018.

In October 2017, S&P upgraded long and short-term ratings of BBPLC by one notch to A/A-1 from A-/A-2 as S&P finalised their view of the status of BBPLC. They determined that BBPLC would remain core to the Group revising their previous expectation of a highly strategic status. Simultaneously, BBUKPLC was assigned a preliminary rating of A in anticipation that it too would be core to the Group. In November 2017, S&P also revised their view of UK economic risk for the UK banking sector, which led to outlooks for Barclays PLC, BBPLC and BBUKPLC being revised from negative to stable.

Moody's assigned a provisional rating to BBUKPLC in October 2017 of (P)A1. The negative outlooks for Barclays PLC and BBPLC have remained in place since the outcome of the EU referendum in June 2016. Since October 2017, the implementation of ring-fencing has been included in the rationale for the maintenance of BBPLC's negative outlook.

Barclays also solicits issuer ratings from R&I and the ratings of A- for Barclays PLC and A for BBPLC were affirmed in July 2017 with stable outlooks.

CRD IV capital

Barclays' end point CET1 regulatory requirement is expected to be 11.4% comprising of a 4.5% Pillar 1 minimum, a 2.5% CCB, a 1.5% G-SII buffer, a 2.4% Pillar 2A requirement and an expected 0.5% CCyB.

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer was set at 2% with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017 the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 25 September 2017 the Financial Policy Committee (FPC) reaffirmed that it expects to increase the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018 and to 1% applicable from 28 November 2018. Based on current UK exposures, Barclays' CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction, however based on current exposures these are not material.

Barclays' Pillar 2A requirement as per the PRA's Individual Capital Guidance (ICG) for Q417 and 2018 is 4.3% of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidation basis based on Barclays' holding in BAGL of 14.9%.

As at 31 December 2017, Barclays' CET1 ratio was 13.3% which exceeded the 2017 transitional minimum requirement of 9.2%, which comprised of a 4.5% Pillar 1 minimum, a 2.4% Pillar 2A requirement, a 1.25% CCB, a 1% G-SII buffer and a 0% CCyB.

Capital ratios	As at	As at	As at
	31.12.17	30.09.17	31.12.16
Fully loaded CET11,2	13.3%	13.1%	12.4%
PRA transitional tier 13,4	17.2%	16.9%	15.6%
PRA transitional total capital3,4	21.5%	21.2%	19.6%

Capital resources	£m	£m	£m
Total equity (excluding non-controlling interests) per the balance sheet	63,905	64,649	64,873
Less: other equity instruments (recognised as AT1 capital)	(8,941)	(8,940)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(392)	(284)	(388)

Minority interests (amount allowed in consolidated CET1)	-	-	1,825

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,385)	(1,462)	(1,571)
Goodwill and intangible assets	(7,908)	(7,787)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(593)	(482)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,161)	(1,195)	(2,104)
Excess of expected losses over impairment	(1,239)	(1,423)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	83	28	86
Defined benefit pension fund assets	(732)	(683)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	-	-	(183)
Other regulatory adjustments	(22)	(42)	45
Fully loaded CET1 capital	41,565	42,329	45,204

AT1 capital
Capital instruments and related share premium accounts	8,941	8,940	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,538	3,802	5,445
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital5	12,349	12,612	11,764

PRA transitional tier 1 capital	53,914	54,941	56,968

T2 capital
Capital instruments and related share premium accounts	6,472	6,371	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	7,040	7,839	11,366
Other regulatory adjustments and deductions	(251)	(251)	(257)
PRA transitional total regulatory capital	67,175	68,900	71,846

Total RWAs	313,033	324,296	365,649

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' tier 2 Contingent Capital Notes was 13.9% based on £43.5bn of transitional CRD IV CET1 capital and £313bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 31 December 2017, Barclays' fully loaded tier 1 capital was £50,376m, and the fully loaded tier 1 ratio was 16.1%. Fully loaded total regulatory capital was £64,646m and the fully loaded total capital ratio was 20.7%. The fully loaded tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £12.3bn transitional AT1 capital, fully loaded AT1 capital comprised the £8.9bn of contingent convertible instruments issued by Barclays PLC (the Parent company) and related share premium accounts, and £0.1bn capital deductions. It excludes £3.5bn legacy tier 1 capital instruments issued by subsidiaries that are subject to grandfathering. For the leverage ratio, only the AT1 capital on a fully loaded basis is applicable.

Movement in CET1 capital	Three months ended	Year ended
	31.12.17	31.12.17
	£m	£m
Opening CET1 capital	42,329	45,204

Loss for the period attributable to equity holders	(1,113)	(1,283)
Own credit relating to derivative liabilities	9	78
Dividends paid and foreseen	(240)	(978)
Decrease in retained regulatory capital generated from earnings	(1,344)	(2,183)

Net impact of share schemes	133	86
Available for sale reserve	477	438
Currency translation reserve	(86)	3
Other reserves	27	(920)
Increase/(decrease) in other qualifying reserves	551	(393)

Pension re-measurements within reserves	30	53
Defined benefit pension fund asset deduction	(49)	(694)
Net impact of pensions	(19)	(641)

Minority interests	-	(1,825)
Additional value adjustments (PVA)	77	186
Goodwill and intangible assets	(121)	1,146
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(111)	(99)
Excess of expected loss over impairment	184	55
Deferred tax assets arising from temporary differences (amount above 10% threshold)	-	183
Other regulatory adjustments	19	(68)
Increase/(decrease) in regulatory capital due to adjustments and deductions	48	(422)

Closing CET1 capital	41,565	41,565

CET1 capital decreased to £41.6bn (December 2016: £45.2bn) due to the following:

●
A £1.3bn loss for the period attributable to equity holders reflecting profit after tax of £1.1bn, including the net tax charge of £0.9bn due to the re-measurement of US DTAs in Q417, offset by £2.3bn of losses in respect of the discontinued operation. The discontinued operation losses, resulting from the impairment of Barclays' holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

●	A £1.0bn decrease for dividends paid and foreseen
●	A £0.4bn increase in the available for sale reserve primarily due to gains from changes in fair value on BAGL's remaining shares held as available for sale
●
The currency translation reserve remained in line largely due to the £1.4bn recycling of BAGL losses to the income statement which were offset by a £1.3bn decrease driven by the depreciation of period end USD against GBP

●
A £0.9bn decrease in other reserves which included a £0.5bn decrease as a result of USD preference share redemptions and £0.4bn of separation payments in relation to the sale of Barclays' holding in BAGL

●
A £0.6bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increase relates to the UK Retirement Fund (UKRF) which is the Group's main pension scheme, moving from a small deficit in December 2016 to a £1.0bn surplus, largely due to payment of deficit contributions

●	A £1.8bn decrease due to BAGL minority interests which are no longer eligible as a result of proportional consolidation of BAGL
●	A £1.1bn increase due to a reduced goodwill and intangible assets deduction largely as a result of the impairment of Barclays' holding in BAGL allocated to goodwill

Risk weighted assets by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.12.17	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	3,811	54,955	-	-	-	-	-	-	12,167	70,933
Barclays International	49,058	69,520	17,000	17,243	101	2,776	13,313	13,547	27,708	210,266
Head Office1	2,907	9,766	65	633	-	225	88	1,365	16,785	31,834
Barclays Group	55,776	134,241	17,065	17,876	101	3,001	13,401	14,912	56,660	313,033

As at 30.09.17
Barclays UK	4,278	53,364	3	-	-	31	-	-	12,338	70,014
Barclays International	47,775	79,013	17,830	17,387	68	2,847	12,985	12,774	27,537	218,216
Head Office1	4,241	12,274	89	585	-	151	114	1,827	16,785	36,066
Barclays Group	56,294	144,651	17,922	17,972	68	3,029	13,099	14,601	56,660	324,296

As at 31.12.16
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office1	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

1	Includes Africa Banking RWAs.

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(11.0)	(1.2)	5.4	-	(6.8)
Acquisitions and disposals	(31.7)	(1.5)	(1.6)	-	(34.8)
Book quality	(3.5)	0.5	0.1	-	(2.9)
Model updates	(1.4)	-	-	-	(1.4)
Methodology and policy	0.6	(2.2)	(0.6)	-	(2.2)
Foreign exchange movements1	(4.5)	-	-	-	(4.5)
As at 31.12.17	190.0	38.0	28.3	56.7	313.0

1	Foreign exchange movements do not include foreign exchange for counterparty credit risk or market risk.

RWAs decreased £52.6bn to £313.0bn:

●
Book size decreased RWAs £6.8bn primarily due to portfolio rundowns related to Barclays Non-Core, the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act, and securitisation transactions, partially offset by increased trading activity in the investment banking business

●	Acquisitions and disposals decreased RWAs £34.8bn primarily as a result of the proportional consolidation of BAGL
●	Book quality decreased RWAs £2.9bn primarily due to changes in risk profile in CIB
●	Model updates decreased RWAs £1.4bn primarily due to model changes in Africa Banking prior to the sell down of Barclays' holding in BAGL
●	Methodology and policy decreased RWAs £2.2bn primarily due to a revised calculation basis for modelled derivative exposures
●	Foreign exchange movements decreased RWAs £4.5bn primarily due to the depreciation of period end USD against GBP

Leverage ratios and exposures

In October 2017, following the FPC recommendation, the PRA increased the minimum requirement for the UK leverage ratio from 3% to 3.25%. Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.6% as at 31 December 2017; this comprises the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.35% and a countercyclical leverage ratio buffer (CCLB) which is currently nil. Although the leverage ratio is expressed in terms of tier 1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.4bn. The fully loaded expected end point UK leverage requirement is 4.0%.

Barclays is required to disclose an average UK leverage ratio which is based on capital and exposure measures on the last day of each month in the quarter; as well as a UK leverage ratio which is based on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures. Barclays is also required to disclose a Capital Requirements Regulation (CRR) leverage ratio, which is based on the end point CRR definition of tier 1 capital and the CRR definition of leverage exposure.

Leverage ratios	As at 31.12.17	As at 30.09.17	As at 31.12.16
	£bn	£bn	£bn
Average UK leverage exposure	1,045	1,035	1,137
Average fully loaded tier 1 capital	51.2	51.2	51.6
Average UK leverage ratio	4.9%	4.9%	4.5%
UK leverage ratio	5.1%	5.1%	5.0%
CRR leverage ratio	4.5%	4.4%	4.6%

UK leverage exposure
Accounting assets
Derivative financial instruments	238	244	347
Cash collateral	53	56	67
Reverse repurchase agreements and other similar secured lending	12	15	13
Financial assets designated at fair value1	116	116	79
Loans and advances and other assets	714	718	707
Total IFRS assets	1,133	1,149	1,213

Regulatory consolidation adjustments	8	13	(6)

Derivatives adjustments
Derivatives netting	(217)	(222)	(313)
Adjustments to cash collateral	(42)	(42)	(50)
Net written credit protection	14	15	12
Potential future exposure (PFE) on derivatives	120	124	136
Total derivatives adjustments	(125)	(125)	(215)

Securities financing transactions (SFTs) adjustments	19	23	29

Regulatory deductions and other adjustments	(13)	(13)	(15)
Weighted off-balance sheet commitments	103	104	119
CRR leverage exposure	1,125	1,151	1,125

Qualifying central bank claims	(140)	(148)	(75)
UK leverage exposure	985	1,002	1,050

Fully loaded CET1 capital	41.6	42.3	45.2
Fully loaded AT1 capital	8.8	8.8	6.8
Fully loaded tier 1 capital	50.4	51.1	52.0

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £100bn (December 2016: £63bn).

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of AT1 securities, the reduction in Non-Core related exposures and due to regulatory proportional consolidation of BAGL.

The CRR leverage ratio decreased to 4.5% (December 2016: 4.6%). The difference between the average UK leverage ratio and the CRR leverage ratio movement is primarily driven by an increase in cash at central banks, which are excluded from the UK leverage ratio calculation. Additionally, the year end fully loaded tier 1 capital is lower than the average due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act.

●
Loans and advances and other assets increased £7bn to £714bn. This was primarily due to a £69bn increase in cash and balances at central banks largely driven by an increase in the cash contribution to the Group liquidity pool mainly exempt under UK leverage rules and a £70bn decrease in assets held for sale driven by the sell down of Barclays' holding in BAGL

●	Reverse repurchase agreements increased £36bn to £112bn primarily due to an increase in matched book trading
●
Net derivative leverage exposures decreased £33bn to £166bn due to a reduction in interest rate and foreign exchange derivatives, the rundown of Non-Core related assets, a decrease in cash collateral and the depreciation of period end USD and JPY against GBP

●	Regulatory consolidation adjustments increased £14bn to £8bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays' holding
●	Weighted off balance sheet commitments decreased £16bn to £103bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays' holding

Additional Barclays regulatory disclosures are prepared in accordance with the European Banking Authority (EBA) Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (refer to the Barclays Pillar 3 Report) and will be disclosed on 22 February 2018, available at home.barclays/results.

Net interest income sensitivity (AEaR) by business unit

The table below shows a sensitivity analysis on pre-tax net interest income for non-trading financial assets and financial liabilities, including the effect of any hedging. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 168 of the Barclays Pillar 3 Report. Note that this metric assumes an instantaneous parallel change to interest rate forward curves. The model floors shocked market rates at zero; changes in net interest income sensitivity are only observed where forward rates are greater than zero. The main model assumptions are: (i) one year time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for assumed behavioural profiles (e.g. considers that customers may remortgage before the contractual maturity); and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

	Barclays UK	Barclays International	Barclays Non-Core	Total
As at 31.12.171,2,3	£m	£m	£m	£m
+100bps	45	31	-	76
+25bps	11	9	-	20
-25bps	(61)	(22)	-	(83)

As at 31.12.161,2,3
+100bps	19	46	6	71
+25bps	5	16	1	22
-25bps	(130)	(90)	-	(220)

1	Excludes the investment banking business.
2
Excludes treasury operations, which are driven by the firm's investments in the liquidity pool, which are risk managed using value-based risk measures described on pages 168-169 of the Barclays Pillar 3 Report. Treasury's net interest income (AEaR) sensitivity to a +25/-25bps move is £13m/£(2)m respectively.

3	Expected fixed rate mortgage pipeline completions in Barclays UK assumed to be consistent with level and timing of pipeline hedging.

Net interest income asymmetry arises due to the current low level of interest rates. Modelled net interest income sensitivity to a -25bp shock to rates has however reduced year-on-year as a result of the change in UK base rate increasing from 0.25% to 0.5% in November 2017.

Both Barclays UK and Barclays International exposures to falling rates have reduced as a result of the higher base rate environment and the movement of customer savings rates away from the implicit customer savings market 0% floor.

Net interest income sensitivity (AEaR) by currency1

	As at 31.12.17		As at 31.12.16
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
GBP	12	(76)	9	(215)
USD	1	(1)	3	(5)
EUR	4	(1)	7	1
Other currencies	3	(5)	3	(1)
Total	20	(83)	22	(220)
As a percentage of net interest income	0.20%	(0.84%)	0.21%	(2.09%)

1	Excludes the investment banking business and treasury operations.

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 42 to 46), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2017; and

●
to the best of their knowledge, the management information (set out on pages 1 to 40) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2017.

Signed on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Sir Ian Cheshire
Mary Francis CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Matthew Lester
Dambisa Moyo
Diane Schueneman
Mike Turner CBE

Condensed Consolidated Financial Statements

Condensed consolidated income statement
		Year ended	Year ended
		31.12.17	31.12.16
Continuing operations	Notes1	£m	£m
Net interest income		9,845	10,537
Net fee and commission income		6,814	6,768
Net trading income		3,500	2,768
Net investment income		861	1,324
Other income		56	54
Total income		21,076	21,451
Credit impairment charges and other provisions		(2,336)	(2,373)
Net operating income		18,740	19,078

Staff costs		(8,560)	(9,423)
Administration and general expenses		(6,896)	(6,915)
Operating expenses		(15,456)	(16,338)

Profit on disposal of undertakings and share of results of associates and joint ventures		257	490
Profit before tax		3,541	3,230
Tax charge	1	(2,240)	(993)
Profit after tax in respect of continuing operations		1,301	2,237
(Loss)/profit after tax in respect of discontinued operation	12	(2,195)	591
(Loss)/profit after tax		(894)	2,828

Attributable to:
Ordinary equity holders of the parent		(1,922)	1,623
Other equity instrument holders2	10	639	457
Total equity holders		(1,283)	2,080
Profit attributable to non-controlling interests in respect of continuing operations	2	249	346
Profit attributable to non-controlling interests in respect of discontinued operation	2	140	402
(Loss)/profit after tax		(894)	2,828

Earnings per share		p	p
Basic (loss)/earnings per ordinary share2	3	(10.3)	10.4
Basic earnings per ordinary share in respect of continuing operations	3	3.5	9.3
Basic (loss)/earnings per ordinary share in respect of discontinued operation	3	(13.8)	1.1
Diluted (loss)/earnings per ordinary share2	3	(10.1)	10.3
Diluted earnings per ordinary share in respect of continuing operations	3	3.4	9.2
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	3	(13.5)	1.1

1	For notes to the Financial Statements see pages 47 to 54.
2
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Condensed consolidated statement of comprehensive income
		Year ended	Year ended
		31.12.17	31.12.16
	Notes1	£m	£m
(Loss)/profit after tax		(894)	2,828
Profit after tax in respect of continuing operations		1,301	2,237
(Loss)/profit after tax in respect of discontinued operation		(2,195)	591

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve2	11	(1,337)	3,024
Available for sale reserve	11	449	(387)
Cash flow hedge reserve	11	(948)	798
Other		(5)	13
Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations		(1,841)	3,448

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit re-measurements		53	(980)
Own credit3	11	(11)	-
Other comprehensive income/(loss) not recycled to profit or loss from continuing operations		42	(980)

Other comprehensive (loss)/income from continuing operations		(1,799)	2,468

Other comprehensive income from discontinued operation		1,301	1,520

Total comprehensive (loss)/income:
Total comprehensive (loss)/income, net of tax from continuing operations		(498)	4,705
Total comprehensive (loss)/income, net of tax from discontinued operation		(894)	2,111
Total comprehensive (loss)/income		(1,392)	6,816

Attributable to:
Equity holders of the parent		(1,749)	5,233
Non-controlling interests	2	357	1,583
Total comprehensive (loss)/income for the period		(1,392)	6,816

1	For notes to the Financial Statements see pages 47 to 54.
2	Included a £189m loss (2016: £101m gain) on recycling of currency translation differences.
3
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously recorded in the income statement, is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During the year ended 31 December 2017, a £4m loss (net of tax) on own credit has been booked in the reserve.

Condensed consolidated balance sheet
		As at	As at
		31.12.17	31.12.16
Assets	Notes1	£m	£m
Cash and balances at central banks		171,082	102,353
Items in the course of collection from other banks		2,153	1,467
Trading portfolio assets		113,760	80,240
Financial assets designated at fair value		116,281	78,608
Derivative financial instruments		237,669	346,626
Financial investments		58,916	63,317
Loans and advances to banks		35,663	43,251
Loans and advances to customers		365,552	392,784
Reverse repurchase agreements and other similar secured lending		12,546	13,454
Current and deferred tax assets		3,939	5,430
Prepayments, accrued income and other assets		2,389	2,893
Investments in associates and joint ventures		718	684
Goodwill and intangible assets		7,849	7,726
Property, plant and equipment		2,572	2,825
Retirement benefit assets	8	966	14
Assets included in disposal groups classified as held for sale	12	1,193	71,454
Total assets		1,133,248	1,213,126

Liabilities
Deposits from banks		37,723	48,214
Items in the course of collection due to other banks		446	636
Customer accounts		429,121	423,178
Repurchase agreements and other similar secured borrowing		40,338	19,760
Trading portfolio liabilities		37,351	34,687
Financial liabilities designated at fair value		173,718	96,031
Derivative financial instruments		238,345	340,487
Debt securities in issue2		73,314	75,932
Subordinated liabilities	6	23,826	23,383
Accruals, deferred income and other liabilities		8,565	8,871
Current and deferred tax liabilities		630	766
Provisions	7	3,543	4,134
Retirement benefit liabilities	8	312	390
Liabilities included in disposal groups classified as held for sale	12	-	65,292
Total liabilities		1,067,232	1,141,761

Equity
Called up share capital and share premium	9	22,045	21,842
Other reserves	11	5,383	6,051
Retained earnings		27,536	30,531
Shareholders' equity attributable to ordinary shareholders of the parent		54,964	58,424
Other equity instruments	10	8,941	6,449
Total equity excluding non-controlling interests		63,905	64,873
Non-controlling interests	2	2,111	6,492
Total equity		66,016	71,365

1	For notes to the Financial Statements see pages 47 to 54.
2	Debt securities in issue included covered bonds of £8.5bn (December 2016: £12.4bn).

Condensed consolidated statement of changes in equity

	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies3	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	639	-	413	1,052	249	1,301
Other comprehensive profit after tax for the period	-	-	(1,846)	48	(1,798)	(1)	(1,799)
Total comprehensive income net of tax from continuing operations	-	639	(1,846)	461	(746)	248	(498)
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	-	639	(514)	(1,874)	(1,749)	357	(1,392)
Issue of new ordinary shares	117	-	-	-	117	-	117
Issue of shares under employee share schemes	86	-	-	505	591	-	591
Issue and exchange of other equity instruments	-	2,490	-	-	2,490	-	2,490
Dividends paid	-	-	-	(509)	(509)	(415)	(924)
Coupons paid on other equity instruments	-	(639)	-	174	(465)	-	(465)
Redemption of preference shares	-	-	-	(479)	(479)	(860)	(1,339)
Treasury shares	-	-	14	(636)	(622)	-	(622)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,462)	(3,821)
Other movements	-	2	7	8	17	(1)	16
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016

Year ended 31.12.16
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	457	-	1,434	1,891	346	2,237
Other comprehensive profit after tax for the period	-	-	3,433	(968)	2,465	3	2,468
Total comprehensive income net of tax from continuing operations	-	457	3,433	466	4,356	349	4,705
Total comprehensive income net of tax from discontinued operation	-	-	694	183	877	1,234	2,111
Total comprehensive income for the year	-	457	4,127	649	5,233	1,583	6,816
Issue of new ordinary shares	68	-	-	-	68	-	68
Issue of shares under employee share schemes	188	-	-	668	856	-	856
Issue and exchange of other equity instruments	-	1,132	-	-	1,132	-	1,132
Dividends paid	-	-	-	(757)	(757)	(575)	(1,332)
Coupons paid on other equity instruments	-	(457)	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	(417)	(417)	(1,170)	(1,587)
Treasury shares	-	-	26	(415)	(389)	-	(389)
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other movements	-	12	-	3	15	(1)	14
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365

1	Details of called up share capital and share premium, other equity instruments and other reserves are shown on pages 51-52.
2	Details of non-controlling interests are shown on page 47.
3
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously recorded in the income statement, is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During the year ended 31 December 2017, a £4m loss (net of tax) on own credit has been booked in the reserve.

Condensed consolidated cash flow statement
	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Profit before tax	3,541	3,230
Adjustment for non-cash items	6,023	(15,355)
Changes in operating assets and liabilities	51,855	24,191
Corporate income tax paid	(708)	(780)
Net cash from operating activities	60,711	11,286
Net cash from investing activities	3,502	36,707
Net cash from financing activities	961	(1,317)
Effect of exchange rates on cash and cash equivalents	(4,773)	10,473
Net increase in cash and cash equivalents from continuing operations	60,401	57,149
Net cash from discontinued operation	101	405
Net increase in cash and cash equivalents	60,502	57,554
Cash and cash equivalents at beginning of the period	144,110	86,556
Cash and cash equivalents at end of the period	204,612	144,110

Financial Statement Notes

1.   Tax

The effective tax rate of 63.3% is higher than the UK corporation tax rate of 19.25% and higher than the effective tax rate for 2016 of 30.7%, primarily due to the impact of the Tax Cuts and Jobs Act ("US Tax Reform"), enacted on 22 December 2017, which reduced the US federal corporate income tax rate from 35% to 21%. This has resulted in a one-off tax charge as a result of the re-measurement of the Group's US deferred tax assets in 2017. This downward re-measurement of the Group's US DTAs as a result of the rate reduction is partially offset by the increase in the value of BBPLC's US branch DTAs as a result of BBPLC making a tax election in the period to exclude the future profits and losses of its overseas branches from UK taxation.

	Assets		Liabilities
	As at 31.12.17	As at 31.12.16	As at 31.12.17	As at 31.12.16
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	482	561	(586)	(737)
Deferred tax	3,457	4,869	(44)	(29)
Total	3,939	5,430	(630)	(766)

	As at 31.12.17	As at 31.12.16
Deferred tax assets and liabilities	£m	£m
Intermediate Holding Company (IHC) - US tax group	1,413	2,207
Barclays Bank PLC (US branch) - US tax group	1,234	1,766
Barclays PLC - UK tax group	492	575
Other	318	321
Deferred tax assets	3,457	4,869
Deferred tax liabilities	(44)	(29)
Net deferred tax	3,413	4,840

Analysis of net deferred tax
Temporary differences	2,817	4,337
Tax losses	596	503
Net deferred tax	3,413	4,840

2.   Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended 31.12.17	Year ended 31.12.16	As at 31.12.17	As at 31.12.16
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	242	340	1,838	2,698
- Upper tier 2 instruments	3	3	272	272
Barclays Africa Group Limited	140	402	-	3,507
Other non-controlling interests	4	3	1	15
Total	389	748	2,111	6,492

Equity attributable to non-controlling interests decreased £4,381m to £2,111m in 2017 driven by the sale of 33.7% of BAGL's issued share capital and the redemption of preference shares issued by BBPLC.

3.   Earnings per share

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
(Loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations	(1,922)	1,623
Tax credit on profit after tax attributable to other equity instrument holders	174	128
Total (loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations1	(1,748)	1,751

Continuing operations
Profit attributable to ordinary equity holders of the parent in respect of continuing operations	413	1,434
Tax credit on profit after tax attributable to other equity instrument holders	174	128
Profit attributable to equity holders of the parent in respect of continuing operations	587	1,562

Discontinued operation
(Loss)/profit attributable to ordinary equity holders of the parent in respect of discontinued operation	(2,335)	189
Dilutive impact of convertible options in respect of discontinued operation	-	(1)
(Loss)/profit attributable to equity holders of the parent in respect of discontinued operation including dilutive impact on convertible options	(2,335)	188

(Loss)/profit attributable to equity holders of the parent in respect of continuing and discontinued operations including dilutive impact on convertible options	(1,748)	1,750

	m	m
Basic weighted average number of shares in issue	16,996	16,860
Number of potential ordinary shares	288	184
Diluted weighted average number of shares	17,284	17,044

	p	p
Basic (loss)/earnings per ordinary share1	(10.3)	10.4
Basic earnings per ordinary share in respect of continuing operations1	3.5	9.3
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(13.8)	1.1
Diluted (loss)/earnings per ordinary share1	(10.1)	10.3
Diluted earnings per ordinary share in respect of continuing operations1	3.4	9.2
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	(13.5)	1.1

1
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

4.   Dividends on ordinary shares

It is Barclays' policy to declare and pay dividends on a semi-annual basis. A final dividend in respect of 2017 of 2.0p per ordinary share will be paid on 5 April 2018 to shareholders on the Share Register on 2 March 2018 and accounted for as a distribution of retained earnings in the year ending 31 December 2018. The financial statements for 2017 include the following dividends paid during the year:

	Year ended 31.12.17		Year ended 31.12.16
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Final dividend paid during period	2.0	339	3.5	588
Interim dividend paid during period	1.0	170	1.0	169
Total	3.0	509	4.5	757

5.   Fair value of assets and liabilities

The following table shows the Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value	Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As at 31.12.17	£m	£m	£m	£m
Trading portfolio assets	63,925	47,858	1,977	113,760
Financial assets designated at fair value	4,347	104,187	7,747	116,281
Derivative financial instruments	3,786	228,549	5,334	237,669
Available for sale investments	22,841	30,571	395	53,807
Investment property	-	-	116	116
Assets included in disposal groups classified as held for sale1	-	-	29	29
Total assets	94,899	411,165	15,598	521,662

Trading portfolio liabilities	(20,905)	(16,442)	(4)	(37,351)
Financial liabilities designated at fair value		(173,238)	(480)	(173,718)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)
Liabilities included in disposal groups classified as held for sale1	-	-	-	-
Total liabilities	(24,536)	(419,197)	(5,681)	(449,414)

As at 31.12.16
Trading portfolio assets	41,550	36,625	2,065	80,240
Financial assets designated at fair value	4,031	64,630	9,947	78,608
Derivative financial assets	5,261	332,819	8,546	346,626
Available for sale investments	21,218	36,551	372	58,141
Investment property	-	-	81	81
Assets included in disposal groups classified as held for sale1	6,754	8,511	6,009	21,274
Total assets	78,814	479,136	27,020	584,970

Trading portfolio liabilities	(20,205)	(14,475)	(7)	(34,687)
Financial liabilities designated at fair value	(70)	(95,121)	(840)	(96,031)
Derivative financial liabilities	(5,051)	(328,265)	(7,171)	(340,487)
Liabilities included in disposal groups classified as held for sale1	(397)	(5,224)	(6,201)	(11,822)
Total liabilities	(25,723)	(443,085)	(14,219)	(483,027)

1	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

6.   Subordinated liabilities

	Year ended 31.12.17	Year ended 31.12.16
Dated and undated subordinated liabilities	£m	£m
Balance as at 1 January	23,383	21,467
Issuances	3,041	1,457
Redemptions	(1,378)	(1,143)
Other	(1,220)	1,602
Balance as at 31 December	23,826	23,383

Issuances totalling £3,041m were made up of $2,000m 4.836% Fixed Rate Subordinated Callable Notes (£1,547m), €1,500m 2% Fixed Rate Subordinated Callable Notes (£1,384m) and SGD 200m 3.75% Fixed Rate Resetting Subordinated Callable Notes (£110m). Redemptions totalling £1,378m included £133m 6.375% Undated Subordinated Notes, $1,556m 6.05% Fixed Rate Subordinated Notes (£1,151m), $117m 7.434% Step-up Callable Perpetual Reserve Capital Instruments (£87m) and instruments issued by other subsidiaries (£7m). Other movements included a decrease of £1,220m largely due to the depreciation of period end USD against GBP.

7. Provisions	As at	As at
	31.12.17	31.12.16
	£m	£m
UK customer redress:
- Payment Protection Insurance redress	1,606	1,979
- Other customer redress	639	712
Legal, competition and regulatory matters	435	455
Redundancy and restructuring	159	206
Undrawn contractually committed facilities and guarantees	79	67
Onerous contracts	225	385
Sundry provisions	400	330
Total	3,543	4,134

Payment Protection Insurance (PPI) redress

As at 31 December 2017, Barclays had recognised cumulative provisions totalling £9.2bn (December 2016: £8.4bn) against the cost of PPI redress and associated processing costs, with utilisation of £7.6bn (December 2016: £6.4bn), leaving a residual provision of £1.6bn (December 2016: £2.0bn).

Through to 31 December 2017, 2.1m (December 2016: 1.8m) customer initiated claims1 had been received and processed. The volume of claims received during 2017 increased 16% from 2016. This increase was impacted by a Financial Conduct Authority (FCA) advertising campaign launched in H217.

The current provision reflects the estimate of costs of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes, based on information at year end. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable, based on information at year end.

As at 31 December 2017, the provision of £1.6bn represents Barclays' best estimate of expected PPI redress reflecting the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

●	Customer initiated claim volumes - claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline
●	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies
●	Processing cost per claim - the cost to Barclays of assessing and processing each valid claim

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by claims management company (CMC) activity and the FCA advertising campaigns.

The following table details actual data through to 31 December 2017, key forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

	Cumulative actual		Sensitivity analysis increase/decrease
Assumption	to 31.12.17	Future expected	in provision
Customer initiated claims received and processed1	2,130k	570k	50k = £104m
Average uphold rate per claim2	87%	87%	1% = £11m
Average redress per valid claim3	£2,036	£1,989	£100 = £50m

1
Total claims received directly by Barclays to date, including those received via CMCs but excluding those for which no PPI policy exists, and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 50,000 increase or decrease in the number of customer initiated claims would have on the provision level.

2
Average uphold rate per customer initiated claim received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

3
Average redress stated on a per policy basis for future customer initiated complaints received directly by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

8.   Retirement benefits

As at 31 December 2017, the Group's IAS 19 pension surplus across all schemes was £0.7bn (2016: £0.4bn deficit). The UK Retirement Fund (UKRF), which is the Group's main scheme, had a surplus of £1.0bn (2016: £27m deficit). The movement for the UKRF was driven by payment of deficit contributions, higher than assumed asset returns, updated mortality assumptions and lower expected future price inflation, offset by a decrease in the discount rate, transfers out of the scheme and the introduction of an assumption for future transfers out.

UKRF funding valuations

The scheme actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires BBPLC to pay deficit contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Group structure that will be implemented as a result of ring-fencing1. BBPLC will remain as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of BBUKPLC until 2025, and support from Barclays PLC should BBPLC not pay the deficit contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

1	Refer to page 204 of the Annual Report for further information on structural reform.

9.  Called up share capital

Called up share capital comprised of 17,060m (2016: 16,963m) ordinary shares of 25p each. The increase was due to the issuance of 46m (2016: 116m) shares under employee share schemes and a further 51m (2016: 42m) issued as part of the Barclays PLC Scrip Dividend Programme.

10.  Other equity instruments

Other equity instruments of £8,941m (2016: £6,449m) included AT1 securities issued by Barclays PLC. The increase was primarily due to two issuances of GBP AT1 securities (December 2016: one issuance of USD AT1 securities), with a principal amount of £2.5bn (December 2016: £1.1bn).

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of Barclays PLC fall below 7.0%.

11. Other reserves	As at	As at
	31.12.17	31.12.16
	£m	£m
Currency translation reserve	3,054	3,051
Available for sale reserve	364	(74)
Cash flow hedging reserve	1,161	2,105
Own credit reserve	(179)	-
Other reserves and treasury shares	983	969
Total	5,383	6,051

Currency translation reserve

As at 31 December 2017 there was a credit balance of £3,054m (2016: £3,051m credit) in the currency translation reserve. The movement in the credit balance of £3m (2016: £3,674m credit) principally reflected the depreciation of period end USD against GBP, offset by a £1,566m net loss (2016: £101m net gain) from recycling of the currency translation reserve to the income statement. This included a £1,377m loss on the recycling of the currency translation reserve associated with the disposal of BAGL.

Available for sale reserve

As at 31 December 2017 there was a credit balance of £364m (2016: £74m debit) in the available for sale reserve. The increase of £438m (2016: £391m decrease) was primarily due to £340m of gains from changes in fair value on BAGL's remaining shares held as AFS. The remaining movements mostly relate to changes in fair value of government bonds predominantly held in the liquidity pool and related hedging. There was also £291m of net gains transferred to the income statement. A tax charge of £27m was recognised in the period relating to these items.

Cash flow hedging reserve

As at 31 December 2017, there was a credit balance of £1,161m (2016: £2,105m credit) in the cash flow hedging reserve. The decrease of £944m (2016: £844m increase) principally reflected a £621m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased, £632m of gains recycled to the income statement in line with when the hedged item affects profit or loss and a tax credit of £321m.

Own credit reserve

Changes in own credit in respect of debt instruments recognised at fair value through the income statement under the fair value option are recognised in the Group's other comprehensive income from 1 January 2017 upon the early adoption of the own credit provisions of IFRS 9.

As at 31 December 2017, the amount of own credit recognised in the Group's other comprehensive income was a debit balance of £179m. Upon adoption of IFRS 9, an opening debit balance of £175m was recognised, with a further £4m loss (net of tax) recorded during 2017.

Other reserves and treasury shares

As at 31 December 2017 there was a credit balance of £983m (2016: £969m credit) in other reserves and treasury shares. The increase principally reflected £329m (2016: £166m) transferred from treasury shares reflecting the vesting of deferred share based payments, partially offset by £315m (2016: £140m) net purchases of treasury shares held for the purposes of employee share schemes.

12. Non-current assets held for sale and associated liabilities

	As at	As at
	31.12.17	31.12.16
Assets included in disposal groups classified as held for sale	£m	£m
Cash and balances at central banks	-	2,930
Items in the course of collection from other banks	-	570
Trading portfolio assets	-	3,084
Financial assets designated at fair value	3	6,984
Derivative financial instruments	-	1,992
Financial investments	-	7,737
Loans and advances to banks	-	1,666
Loans and advances to customers	1,164	43,504
Prepayments, accrued income and other assets	-	696
Investments in associates and joint ventures	-	87
Property, plant and equipment	26	954
Goodwill	-	997
Intangible assets	-	570
Current and deferred tax assets	-	149
Retirement benefit assets	-	33
Total	1,193	71,953
Balance of impairment unallocated under IFRS 5	-	(499)
Total assets classified as held for sale	1,193	71,454

Liabilities included in disposal groups classified as held for sale
Deposits from banks	-	2,149
Items in the course of collection due to banks	-	373
Customer accounts	-	42,431
Repurchase agreements and other similar secured borrowing	-	597
Trading portfolio liabilities	-	388
Financial liabilities designated at fair value	-	7,325
Derivative financial instruments	-	1,611
Debt securities in issue	-	7,997
Subordinated liabilities	-	934
Accruals, deferred income and other liabilities	-	1,180
Provisions	-	103
Current and deferred tax liabilities	-	162
Retirement benefit liabilities	-	42
Total liabilities classified as held for sale	-	65,292

Net assets classified as held for sale	1,193	6,162
Expected contributions to BAGL	-	866
Disposal group post contribution	1,193	7,028

During the year, a number of disposal groups classified as held for sale were disposed of. The £70.3bn decrease in assets was driven by the disposals of BAGL (£65.1bn), the French retail business (£4.0bn), the Egypt business (£1.0bn), Barclays Vida Pensiones (£0.7bn) and the Zimbabwe business (£0.4bn). The associated liabilities of the above disposal groups were also sold in the year.

Discontinued Operation

On 1 March 2016, Barclays announced its intention to reduce the Group's 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group's interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL's issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. At this time, Barclays' holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an AFS asset from the transaction date.

In Q317 Barclays contributed 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital. The retained investment is reported as an AFS asset, in the Head Office segment, with Barclays' share of BAGL's dividend recognised in the Head Office income statement.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

Barclays Africa disposal group income statement	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Net interest income	1,024	2,169
Net fee and commission income	522	1,072
Net trading income	149	281
Net investment income	30	45
Net premiums from insurance contracts	161	362
Other (expenses)/income	(16)	8
Total income	1,870	3,937
Net claims and benefits incurred on insurance contracts	(84)	(191)
Total income net of insurance claims	1,786	3,746
Credit impairment charges and other provisions	(177)	(445)
Net operating income	1,609	3,301
Staff costs	(586)	(1,186)
Administration and general expenses1	(1,634)	(1,224)
Operating expenses	(2,220)	(2,410)
Share of post-tax results of associates and joint ventures	5	6
(Loss)/profit before tax	(606)	897
Tax charge	(154)	(306)
(Loss)/profit after tax	(760)	591

Attributable to:
Equity holders of the parent	(900)	189
Non-controlling interests	140	402
(Loss)/profit after tax2	(760)	591

1	Included impairment of £1,090m (2016: £nil).
2	Total loss in respect of the discontinued operation was £2,195m which included the £60m loss on sale and the £1,375m loss on recycling of other comprehensive loss on reserves.

Statement of other comprehensive income from discontinued operation	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Available for sale assets	(3)	(9)
Currency translation reserves	(38)	1,451
Cash flow hedge reserves	19	89
Other comprehensive (loss)/income, net of tax from discontinued operation	(22)	1,531

Cash flow statement from discontinued operation	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Net cash flows from operating activities	540	1,164
Net cash flows from investing activities	(245)	(691)
Net cash flows from financing activities	(165)	(105)
Effect of exchange rates on cash and cash equivalents	(29)	37
Net increase in cash and cash equivalents	101	405

Appendix: Non-IFRS Performance Measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management.
Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio
Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International, excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue. The components of the calculation have been included on page 30.

Period end allocated tangible equity
Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders' equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 56-57.

Return on average allocated tangible equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 56-57.

Cost: income ratio	Operating expenses divided by total income.
Operating expenses excluding litigation and conduct	Operating expenses excluding charges for litigation and conduct. The components of the calculation have been included on page 57.
Loan loss rate
Quoted in basis points and represents total loan impairment divided by gross loans and advances to banks and customers held at amortised cost at the balance sheet date. The components of the calculation have been included on page 26.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 22.
Tangible net asset valueper share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 57.

Returns

Return on average tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group's average tangible shareholders' equity and the amounts allocated to businesses.

	Attributable profit/(loss)	Tax credit in respect of interest payments on other equity instruments	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.17	£m	£m	£m	£bn	%
Barclays UK	853	40	893	9.1	9.8
Corporate and Investment Bank	167	102	269	24.0	1.1
Consumer, Cards and Payments	680	18	698	4.2	16.7
Barclays International	847	120	967	28.1	3.4
Head Office1	(868)	4	(864)	9.3	n/m
Barclays Non-Core	(419)	10	(409)	2.4	n/m
Africa Banking discontinued operation1	(2,335)	-	(2,335)	n/m	n/m
Barclays Group	(1,922)	174	(1,748)	48.9	(3.6)

For the year ended 31.12.16
Barclays UK	828	29	857	8.9	9.6
Corporate and Investment Bank	1,270	72	1,342	21.9	6.1
Consumer, Cards and Payments	1,142	11	1,153	3.6	31.4
Barclays International	2,412	83	2,495	25.5	9.8
Head Office1	110	(1)	109	6.5	n/m
Barclays Non-Core	(1,916)	17	(1,899)	7.8	n/m
Africa Banking discontinued operation1	189	-	189	n/m	n/m
Barclays Group	1,623	128	1,751	48.7	3.6

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Performance measures excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs
Year ended 31.12.17 £m
Barclays Group profit attributable to ordinary equity holders of the parent1
Barclays Group profit attributable to ordinary equity holders	(1,748)
Impact of litigation and conduct	1,150
Impact of impairment of Barclays' holding in BAGL	1,008
Impact of loss on the sale of BAGL	1,435
Net impact of the re-measurement of US DTAs	901
Barclays Group profit attributable to ordinary equity holders of the parent excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs	2,746

Barclays Group return on average tangible shareholders' equity
Barclays Group average tangible shareholders' equity (£bn)	48.9

Barclays Group return on average tangible shareholders' equity excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs	5.6%

Barclays Group basic earnings per ordinary share
Basic weighted average number of shares (m)	16,996

Barclays Group basic earnings per ordinary share excluding litigation and conduct, losses related to Barclays' sell down of BAGL and the re-measurement of US DTAs	16.2p

1
The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Operating expenses excluding litigation and conduct

	Year ended	Year ended
	31.12.17	31.12.16
	£m	£m
Barclays Group operating expenses	(15,456)	(16,338)
Impact of litigation and conduct	1,207	1,363
Barclays Group operating expenses excluding litigation and conduct	(14,249)	(14,975)

Tangible net asset value	As at	As at
	31.12.17	31.12.16
	£m	£m
Total equity excluding non-controlling interests	63,905	64,873
Other equity instruments	(8,941)	(6,449)
Goodwill and intangibles1	(7,849)	(9,245)
Tangible shareholders' equity excluding non-controlling interests attributable to ordinary shareholders of the parent	47,115	49,179

	m	m
Shares in issue	17,060	16,963

	p	p
Tangible net asset value per share	276	290

1	Comparative figure for 2016 included goodwill and intangibles in relation to Africa Banking.

Shareholder Information

Results timetable1	Date
Ex-dividend date	1 March 2018
Dividend record date	2 March 2018
Scrip reference share price set and made available to shareholders	8 March 2018
Cut off time of 4.30pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	16 March 2018
Dividend payment date/first day of dealing in new shares	5 April 2018
Q1 2018 Results Announcement	26 April 2018

For qualifying US and Canadian resident ADR holders, the final dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

	Year ended	Year ended
Exchange rates2	31.12.17	31.12.16	% Change3
Period end - USD/GBP	1.35	1.23	10
Average - USD/GBP	1.29	1.36	(5)
3 month average - USD/GBP	1.33	1.24	7
Period end - EUR/GBP	1.13	1.17	(3)
Average - EUR/GBP	1.14	1.23	(7)
3 month average - EUR/GBP	1.13	1.15	(2)

Share price data
Barclays PLC (p)	203.10	223.45
Barclays PLC number of shares (m)	17,060	16,963

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays in England and Wales.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 85,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com